Exhibit 99.3
2021 I n t e r i m R e p o r t

2021 Interim Report CONTENTS  02Corporate Information 04Management Discussion and Analysis 29Other Information 37Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income 38Interim Condensed Consolidated Statement of Financial Position 40Interim Condensed Consolidated Statement of Changes in Equity 41Interim Condensed Consolidated Statement of Cash Flows 43 Notes to Interim Condensed Consolidated Financial Information

Xinyuan Property Management Service (Cayman) Ltd.

CORPORATE INFORMATION

EXECUTIVE DIRECTORS
Ms. WANG Yanbo *(Chief Executive Officer)*
Mr. HUANG Bo *(Chief Financial Officer)*

NON-EXECUTIVE DIRECTORS
Mr. ZHANG Yong *(Chairman of the Board)*
Ms. YANG Yuyan

INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. LUO Ji
Mr. LI Yifan
Mr. WANG Peng *(resigned on 13 April 2021)*
Mr. FU Shaojun *(appointed on 27 July 2021)*

AUDIT COMMITTEE
Mr. LI Yifan *(Chairman)*
Mr. LUO JI
Mr. WANG Peng *(resigned on 13 April 2021)*
Mr. FU Shaojun *(appointed on 27 July 2021)*

REMUNERATION COMMITTEE
Mr. LI Yifan *(Chairman)*
Mr. ZHANG Yong
Mr. LUO Ji

NOMINATION COMMITTEE
Mr. ZHANG Yong *(Chairman)*
Mr. LI Yifan
Mr. LUO Ji

JOINT COMPANY SECRETARIES
Mr. XU Yibin *(resigned on 20 May 2021)*
Mr. TSO Ping Cheong Brian
FCPA, FCCA, FCG (CS, CGP), FCS (CS, CGP)

AUTHORIZED REPRESENTATIVES
Mr. ZHANG Yong
Mr. TSO Ping Cheong Brian
FCPA, FCCA, FCG (CS, CGP), FCS (CS, CGP)

AUDITOR
Ernst & Young
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

REGISTERED OFFICE IN THE CAYMAN ISLANDS
P.O. Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
9/F, Wah Yuen Building
149 Queen's Road Central
Hong Kong

CORPORATE HEADQUARTER
3/F., International Living Clubhouse
18 Xinyuan Road
Jinshui District
Zhengzhou City
Henan Province, PRC

CAYMAN ISLANDS SHARE REGISTRAR AND TRANSFER OFFICE
Tricor Services (Cayman Islands) Limited
Second Floor, Century Yard
Cricket Square, P.O. Box 902
Grand Cayman, KY1-1103
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR
Tricor Investor Services Limited
Level 54, Hopewell Centre
183 Queen's Road East
Hong Kong

02

2021 Interim Report CORPORATE INFORMATION PRINCIPAL BANKERS China Everbright Bank (Zhengzhou Dongfeng Branch) 58 Jingsan Road, Jinshui District Zhengzhou City Henan Province, PRC Bank of China (Zhengzhou Mianfang East Road Branch) 1/F., Xinyuan International City Garden 66 Mianfang East Road, Erqi District Zhengzhou City Henan Province, PRC China Everbright Bank (Zhengbian Road Zhengzhou Branch) Zheng Bian Road & Ying Xie Road Junction Zhengzhou City Henan Province, PRC Bank of Zhengzhou (Zhengzhou Weier Road Branch) 8-3 Weier Road, Jinshui District Zhengzhou City Henan Province, PRC Huaxia Bank (Zhengzhou Branch) 29 Shangwu Waihuan Road Zhengzhou City Henan Province, PRC Huaxia Bank (Zhengzhou Nongye Road Branch) Nongye Road and Dongming Road Intersection Zhengzhou City Henan Province, PRC OVERSEAS BANKER Industrial and Commercial Bank of China (Asia) Limited (Queen’s Road Central Branch) Basement, G/F and 1/F Nos. 122–126 Queen’s Road Central Central, Hong Kong LEGAL ADVISER As to Hong Kong law: Li & Partners 22/F., World Wide House Central Hong Kong STOCK CODE 1895 COMPANY WEBSITE ADDRESS www

MANAGEMENT DISCUSSION AND ANALYSIS GENERAL PERFORMANCE Total revenue for the six months ended 30 June 2021 increased by 29.4% from approximately RMB260.8 million for the six months ended 30 June 2020 to approximately RMB337.5 million. Net profit for the six months ended 30 June 2021 was approximately RMB64.4 million representing an increase of 15.6%, as compared to approximately RMB55.7 million for the six months ended 30 June 2020. OVERVIEW The Group strives to be a leading intelligent operator of pan-property industry. In the first half of 2021, we were recognised by the China Index Academy as TOP15 of China’s Top 100 Property Service Enterprises, and by the E-House Real Estate R&D Institute* () and China Real Estate Appraisal Centre as a 2021 Top 100 China Property Service Enterprises in Brand Value, 2021 Top 20 China Property Service Enterprises in Central China, and 2021 Featured Brand of Property Management Service – Xin-services. As at 30 June 2021, we provided property management services and community value-added services to 49 cities in the PRC, with contracted gross floor area (“GFA”) amounting to approximately 57.0 million sq.m., and GFA under management amounting to approximately 36.2 million sq.m. Our business covers various types of properties, including residential properties, integrated properties, commercial and office buildings, business parks, industrial parks, etc. The Group has made 2021 its “Strategic upgrade year” and formulated a development strategy for the next three to five years. We strive to be a leading intelligent operator of pan-property industry and will focus on three major development directions of Xin-properties, Xin-industries and Xin-technology, based on a development map of “1+4+N” and a “3+1+N” business development model, in order to provide omnibusiness, full-value chain and comprehensive scenarios integrated solutions for our customers. In terms of service upgrades, we will focus on developing core IP for a Xin-services 4.0 system covering “three major spaces and eight major service systems” that can deliver “high cost-performance ratio, high satisfaction, high service experience”. By establishing multi-business service and product lines providing precision services based on different business types and classes of customers and with features that Xinyuan uniquely offers, we aim to enhance our brand recognition and customer satisfaction. Despite the unexpected flash floods that struck Zhengzhou in July 2021, the Group quickly deployed in various neighbourhoods in Zhengzhou to tackle the floods, and organised reconstruction after the flood subsided, demonstrating the Group’s excellent emergency response capability. By offering our professional standards of organisation and services, we managed to minimise losses to owners. Our heroes and their heroics also received widespread recognition from society, further demonstrating the Group’s solid management capability and outstanding service quality.

BUSINESS REVIEW In the first half of 2021, the Group made advancements in both its management scale and business scale based on its “1+4+N” (1 key leading region (Central China), 4 key deep cultivation regions (Yangtze River Delta, Pearl River Delta, Bohai Economic Rim and Shaanxi-Sichuan-Chongqing Area) and N strategic opportunities) market development map and “3+1+N” (three major spaces of living space, non-living space and urban space; one major business of community value-added services; expansion into N industries) business development model. The Group achieved breakthroughs in scale expansion, in terms of both business types and regional coverage. Besides our sustained efforts in the residential business, we also achieved continuous breakthroughs in business parks, industrial parks, schools, and external sales venues. In terms of regional layout, we not only intensified efforts in Henan, but also made further inroads into Shandong, Hebei, Anhui, Jiangsu and Chongqing for comprehensive engagement, as we spread our efforts to deepen cultivation in these five major regions, demonstrating the effectiveness of our base+regions expansion map. In terms of business expansion, the Group effectively linked its internal resources and internal customers advantages. With a solid foundation in apartment operations, urban redevelopment, cultural services, living services, and smart community construction, our asset operations and sales cooperation business made effective breakthrough. Cumulative sales cooperation volume amounted to 29.2 million with premium of 15.3 million. The Group not only succeeded in enhancing the liquidity of assets, but also its business capability. As for innovative development, particularly on digitalised community construction, the Group has established an “EPC+CDI” smart community construction model, a 9633 digitalised community construction model, implemented the construction of smart community 1.0–4.0, construction of business-financial integrated system, pilot WeCom promotions, etc. which will help us fully implement digitalised transformation and upgrade through two major aspects of digital properties and digital smart communities. Currently, the Group has successfully copyrighted software to 7 business systems, including an online learning management system, a staff deployment and attendance management system, and a budget management system, which were all developed in-house. The Group’s existing three major business lines consist of property management services, value-added services and pre-delivery and consulting services. On the basis of enhancing quality of our property services, we will continue to seek expansion in the industrial chain and value chain, so as to broaden our service coverage.

Xinyuan Property Management Service (Cayman) Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

PROPERTY MANAGEMENT SERVICES

Based on the "1+4+N" market development map, the Group increased its regional density and expanded its business scope, and sustained robust growth in scale. Building on sustained expansion in the residential sector, the Group actively expanded towards non-residential businesses to optimise its business type structure. In the first half of the year, we secured contracts for 17 key projects spanning multiple business types such as residential buildings, schools, business parks and industrial parks, including Jiangsu Xinyi Shengshi Mingmen (Junlan Huafu)* (江蘇新沂市盛世名門(君瀾華府)), Shandong China Rural Agricultural Revitalisation Innovation City* (山東中國鄉村振興農業創新城), Qingdao Huiju Smart Home* (青島慧據智慧家園) and Chongqing Sanfeng Environmental Power Generation Limited* (重慶三峰環保發電有限公司).

The Group sustained its efforts in achieving development with diversity and scale in the first half of 2021. We actively expanded our coverage of business types, including residential, commercial and business, sales venues, industrial parks and schools, across various provinces from Henan, Jiangsu, Anhui, Shandong, Hebei and other provinces, based on "comprehensive engagement and investment, merger and acquisition as main strategies; joint venture and cooperation, state-owned enterprise reform, stock asset movement as auxiliary strategies", which further enhanced our marketisation level, with 65% of contracted GFA attributable to external customers.

The Group increased efforts in informatisation construction, focusing on digitalised smart communities and digitalised smart properties. 7 informatisation systems are now online and 57 smart community applications have been implemented, and we have achieved per capita management area growth by 39.0%, per capita revenue growth by 11.0%, and energy consumption savings by 9.0% over the same period last year. In terms of digitalised smart community, we actively promoted the development of Smart Community 4.0 and implemented 57 smart community applications. At the same time, the Group entered into a strategic cooperation agreement with Hikvision to explore in-depth cooperation in the area of property management digitalisation transformation upgrade in future, in order to gather smart software and hardware for building a smart community. As for digitalised smart properties, we continued to enhance our internal digitalised management capability by making further improvements to the business-financial integrated platform and completing the construction of 7 core systems.

As at 30 June 2021, our contracted GFA was approximately 57.0 million sq.m., with a total of 254 contracted properties, representing growth of 42.1% and 29.6% respectively over the same period last year. GFA under management amounted to approximately 36.2 million sq.m., with a total of 187 managed properties, representing growth of 64.2% and 38.5% respectively over the same period last year.

The following table sets out our contracted GFA, GFA under management and number of properties as at the dates indicated:

	As at 30 June	
	2021	2020
GFA under contract (sq.m. '000)	**56,961**	40,145
No. of contracted properties	**254**	196
GFA under management (sq.m. '000)	**36,227**	22,057
No. of managed properties	**187**	135

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2021 Interim Report

MANAGEMENT DISCUSSION AND ANALYSIS

Our geographical coverage:

As at 30 June 2021, our geographical coverage of contracted properties has expanded to a total of 49 cities spanning 17 provinces and direct-controlled municipalities across China. The map below illustrates our geographical coverage of contracted properties as at 30 June 2021:


Hebei
Tangshan
Handan
Shaanxi
Xi'an
Tianjin
Tianjin
Liaoning
Dalian
Beijing
Beijing
Shandong
Jinan
Qingdao
Heze
Jining
Jiangsu
Suzhou
Xuzhou
Kunshan
Huai'an
Taicang
Yancheng
Henan
Zhengzhou
Luohe
Sanmenxia
Jiaozuo
Puyang
Zhumadian
Xingyang
Gongyi
Xinyang
Shangqiu
Hebi
Xinxiang
Anyang
Xinzheng
Zhoukou
Pingdingshan
Nanyang
Xuchang
Kaifeng
Lankao
Shanghai
Shanghai
Anhui
Hefei
LuAn
Bozhou
Zhejiang
Huzhou
Sichuan
Chengdu
Guangdong
Guangzhou
Foshan
Zhuhai
Yunnan
Dali
Hunan
Changsha
Hainan
Sanya
Chongqing
Chongqing

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Xinyuan Property Management Service (Cayman) Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS

The following table sets out the breakdown of the respective GFA and the number of properties under management by geographic location as at the dates indicated:

	As at 30 June			
	2021		2020	
	GFA sq.m. '000	No. of managed properties	GFA sq.m. '000	No. of managed properties
Central China[1]	15,946	106	13,127	90
Eastern China[2]	6,267	35	5,977	31
Western China[3]	12,153	33	1,336	4
Northern China[4]	1,638	11	1,506	9
Southern China[5]	223	2	111	1
Total	36,227	187	22,057	135

Notes:

(1) Includes cities located in Henan and Hunan provinces.

(2) Includes cities located in Jiangsu, Anhui, Shandong, Zhejiang provinces and Shanghai municipality.

(3) Includes cities located in Sichuan, Yunnan and Shaanxi provinces.

(4) Includes cities located in Liaoning and Hebei provinces, and Beijing, Tianjin municipalities.

(5) Includes cities located in Hainan and Guangdong provinces.

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2021 Interim Report
MANAGEMENT DISCUSSION AND ANALYSIS

DIVERSIFIED PROPERTY MANAGEMENT PORTFOLIO

We manage both residential and non-residential properties. Currently, our non-residential properties under management spans offices, commercial complexes, industrial parks, schools, and public buildings. While revenue from residential properties accounted for and will continue to account for a large portion of our revenue, we strive to diversify our services to cover properties of different types.

	For the six months ended 30 June/As at 30 June									
	2021					2020				
	Revenue RMB'000	%	GFA under management sq.m. '000	%	No. of managed properties	Revenue RMB'000	%	GFA under management sq.m. '000	%	No. of managed properties
Residential properties	167,135	80.8	23,489	64.8	139	152,437	90.2	20,510	93.0	121
Non-residential properties	39,637	19.2	12,738	35.2	48	16,608	9.8	1,547	7.0	14
Total	206,772	100.0	36,227	100.0	187	169,045	100.0	22,057	100.0	135

BUSINESS EXPANSION STRATEGY

While undertaking the real estate development business of Xinyuan Real Estate Co., Ltd. and its subsidiaries (collectively, "**Xinyuan Real Estate Group**"), the Group is also actively expanding towards the independent third parties market based on its "1+4+N" (1 key leading region (Central China), 4 key deep cultivation regions (Yangtze River Delta, Pearl River Delta, Bohai Economic Rim and Shaanxi-Sichuan-Chongqing Area) and N strategic opportunities) market development map to broaden our business coverage and increase regional density.

For our expansion strategy, we will further optimise our expansion system based on "comprehensive engagement, merger and acquisition of quality targets as main strategies; joint venture and cooperation, state-owned enterprise reform, stock asset movement as auxiliary strategies" and establish a multi-pronged approach to expansion. The Group will shift from expansion centred on its headquarters to simultaneous expansion around its headquarters and in the five major regions, to ensure a steady and rapid growth of business scale.

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Xinyuan Property Management Service (Cayman) Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

As for business types, the Group will build on its strength of delivering "high cost-performance ratio, high satisfaction, high service experience" and solid residential portfolio to actively expand into businesses including commercial and office buildings, business parks, industrial parks, schools and hospitals in order to optimise business type structure. At the same time, we will leverage our front-end advantages to sustain business expansion in areas of professional services, including high-end property sales venues services and high-end property sales venues services.

As at 30 June 2021, GFA under management for properties developed by third party developers and managed by the Group amounted to approximately 22.1 million sq.m., representing an increase of approximately 140.2% as compared to approximately 9.2 million sq.m. as at 30 June 2020; while the number of third party developed properties also increased from 69 as at 30 June 2020 to 111 as at 30 June 2021.

The following table sets out by property developer type of GFA under management and revenue from property management services for the periods/as at the dates indicated:

	For the six months ended 30 June/As at 30 June									
	2021					2020				
	Revenue RMB'000	%	GFA under management sq.m. '000	%	No. of managed properties	Revenue RMB'000	%	GFA under management sq.m. '000	%	No. of managed properties
Xinyuan Real Estate Group[1]	143,318	69.3	14,101	38.9	76	133,919	79.2	12,830	58.2	66
Independent third parties[2]	63,454	30.7	22,126	61.1	111	35,126	20.8	9,227	41.8	69
Total	206,772	100.0	36,227	100.0	187	169,045	100.0	22,057	100.0	135

Notes:

(1) Includes properties developed by Xinyuan Real Estate Group.

(2) Refers to properties developed by independent third parties independent of Xinyuan Real Estate Group.

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2021 Interim Report MANAGEMENT DISCUSSION AND ANALYSIS VALUE-ADDED SERVICES The Group further expanded the coverage of its value-added services. Besides providing a wide range of value-added services to property owners and occupants to enhance their living standards and living experience, the Group also provided a wide range of value-added services to governments and developers. Based on our well-established professional services and strong stickiness to our services, the Group integrates the daily community living needs of owners and residents with our professional service advantages, and expands service offerings to enhance residential and living spaces of owners by integrating our online service platform with offline service scenarios, we have constructed a diversified community value-added services line of businesses comprising community group buying, housekeeping services, facilities and equipment maintenance for houses, facilities and equipment renovation for old houses, renovation for new houses and serviced apartments, and green energy services. During the first half of 2021, we focused on the daily living needs of community residents to enrich our product offerings. We achieved breakthrough in our community group buying business, with the volume of orders made on our Xiaoxin Best Choice Mall* () growing 450% over the same period last year. For housekeeping services, since the launch of the Xinyi Better Life* () platform, the volume of orders for housekeeping services has experienced exponential growth, thanks to online and offline promotional activities including Chinese New Year promotion, summer sales, mid-year promotion, and electronics and appliances cleaning event. At the same time, we doubled promotional efforts for our maintenance business as our Xiaoxin Fast Repair* () service expanded from its pilot location to other locations in China. The Group is a dynamic innovator of business models and continues to broaden business coverage based on upstream and downstream of the property management industry chain and peripheral living needs. In terms of asset operations, we are actively expanding from mid and low end apartments to mid and high end apartments. At the same time, we work with Xinyuan Group or third-party developers to establish a comprehensive system covering pre-planning, marketing and promotion, renovation and remodeling, sales agency, and post-management services of stock assets, in order to enhance movement of stock assets. In terms of living services, we focus on the living experience of owners to provide full-cycle living services. The Group actively promotes multi-faceted business development encompassing apartments, home improvement and housekeeping services, in order to build an online and offline community economy ecosystem.

Xinyuan Property Management Service (Cayman) Ltd. MANAGEMENT DISCUSSION AND ANALYSISPRE-DELIVERY AND CONSULTING SERVICES Pre-delivery services include providing sales assistance services, for instance (i) property sales venue management services; and (ii) property sales venue “warm-up” services to property developers at the predelivery stage of the relevant property or when the property is put onto the market for sale. Consulting services include (i) advising property developers at the early and construction stages of a property on project planning, design management and construction management to enhance its functionality, comfort and convenience; and (ii) intermediary and management services provided to property developers for unsold properties. Based on the traditional business model, the Group focused on smart community construction since 2020, which has continued to develop and mature in 2021. In terms of smart community construction, the Group has established an “EPC+CDI” smart community construction model, which provides comprehensive organisation of the entire process from design planning to construction implementation. For asset operations, the Group focused its coverage on destocking stocked assets in neighbourhoods. The Group commenced assets sales assistance services and established an integrated asset destocking system comprising early stage planning, marketing and promotion, sales agency, and late stage management, based on internal and external cooperation with developers on resources such as stocked parking spaces and underground spaces. During the first half of the year, cumulative sales of assets amounted to 29.2 million. The Group also continued to cooperate with CCBC on 2 projects in Zhengzhou, a total of 385 apartments, establishing a diversified cooperation model which includes development and operations as well as engagement operation. The Group’s revenue from pre-delivery and consulting services increased by approximately 89.8% from approximately RMB42.0 million for the six months ended 30 June 2020 to approximately RMB79.7 million in the corresponding period in 2021, mainly due to the increase in the scale of construction business and the increase in revenue from the development of asset underwriting business.

2021 Interim Report

MANAGEMENT DISCUSSION AND ANALYSIS

The following table sets out the breakdown by property developer type of revenue from predelivery and consulting services for the periods indicated:

	For the six months ended 30 June			
	2021		2020	
	Revenue RMB'000	%	Revenue RMB'000	%
Xinyuan Real Estate Group	**64,280**	**80.7**	36,229	86.2
Independent third parties	**15.420**	**19.3**	5,809	13.8
Total	**79,700**	**100.0**	42,038	100.0

PROSPECTS

The Group strives to be a leading intelligent operator of pan-property industry. We will focus on three major development directions of "Xin-property", "Xin-industry", and "Xin-technology", establish a scale-driven, technology-empowered and financial-ecosystem three-dimensional development model, and expand coverage through the "1+4+N" strategy. We aim to realise quality growth through key measures such as quality operations, expansion of scale, organisation innovation, technological development, and enhancement of capability.

1. Further expand our management and business scale

The Group's strategy will focus on two aspects, to increase regional density and to expand national coverage. Geographically, the Group will remain focused on Central China while developing its presence in the Yangtze River Delta, Pearl River Delta, Bohai Economic Rim and Greater Southwest, increasing regional density and strengthening regional presence, driving the Group's development across the country through enhanced regional impact.

Developing a 1+4+N strategy model for increasing regional coverage

"1 key leading region": deep cultivation in Henan and consolidate our local market position, further expand the Hunan and Hubei markets, increasing our density in Central China, and establish ourselves as leader in the Central China market.

"4 key deep cultivation regions": intensify expansion in the Yangtze River Delta, Pearl River Delta, Bohai Economic Rim and Shaanxi-Sichuan-Chongqing Area, expanding our reach across China.

"N strategic opportunities": opportunistic expansion through participating in quality projects in other cities where we have established a presence.

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Xinyuan Property Management Service (Cayman) Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS

The Group will focus on three major expansion channels of comprehensive engagement, merger and acquisition, and cooperation with state-owned enterprises, continuing to innovate in expansion models. The Group will seek to maintain robust growth in comprehensive engagement. Meanwhile, we aim to expand on equity cooperation by actively looking for quality partnership targets so as to realise rapid growth of our business scale. At the same time, we will look to increase participation in urban redevelopment projects, state-owned enterprise reform and utilities-property management to expand our business coverage. Through joint ventures, controlling-minority interest, comprehensive engagement management, the Group will deepen its position in the market of stock assets, and establish a unique business and management model based on the market of stock assets.

2. Optimise business coverage, continuous business expansion

For coverage of business types, the Group will maintain residential properties as core, and at the same time, focus efforts on developing coverage in commercial buildings, public facilities, industrial parks and business parks, actively expanding business in urban services and rural beautification works. We will continue to strengthen our coverage around the three major sectors – residential, non-residential, and urban services, in order to optimise business type structure and revenue structure.

With respect to value added services, the Group will focus on owners' residential, living and working needs, integrating offline property services and online platform advantages to offer value-added services in areas such as community life, park spaces, and daily business services. The Group will continue to expand from living services, professional services, housing services, asset management services in living spaces, to asset management, business support in non-living spaces and public services in urban spaces.

As for growing its business in new industries, the Group will combine the initial development of community value-added services, the appeal of the industries and the integration of both internal and external resources to focus on growth in three main areas – asset management, smart community and community elderly care. The Group will also seek opportunities to develop its budding businesses in five areas – living services, mechanical and electrical repairs and maintenance, neighbourhood childcare, energy management, and eco-friendly environmental protection. Meanwhile, we will maintain our focus on intensive, specialised and scale development of our core businesses, in order to strengthen our market expansion capability.

3. Speed up digitalisation transformation, enhance internal operation efficiency and customer service experience

In terms of digitalisation transformation upgrading, the Group will continue to work on generational upgrades for digitalised management and digitalised ecoystem, and shift from ERP to EBC. By being user-driven, business-driven and data-driven, we will be able to take services online, create smart landscapes and turn data into assets.

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2021 Interim Report

MANAGEMENT DISCUSSION AND ANALYSIS

In terms of internal digital construction, the Group will improve operational efficiency through upgrade of services of spaces with smart features, making customer services available on a platform, and digitalise management of services. Based on plans to improve internal efficiency, the Group will actively develop a business ecosystem with external enterprises, leveraging professional expertise to enable rapid transformation.

In terms of digitalisation development, the Group will take a three-step approach based on internal application, ecosystem construction and driving industry development, turning from our focus on internal development to take on a role of driving industry development, focusing on management problems faced by small and medium enterprises, constructing an integrated digitalised ecosystem for providing solutions, key products, management systems, operation systems, and supply chain systems. The Group will upgrade itself from ERP to EBC, becoming client-focused and business-driven, providing not just products but also ancillary systems that truly address problems faced by small and medium enterprises.

FINANCIAL REVIEW

Revenue

For the six months ended 30 June 2021, the Group recorded revenue of approximately RMB337.5 million (the corresponding period in 2020: approximately RMB260.8 million) representing an increase of approximately 29.4% as compared to the corresponding period in 2020.

The Group's revenue was derived from three business lines, (i) property management services; (ii) value-added services; and (iii) pre-delivery and consulting services.

The table below sets forth the respective revenue of each of the Group's business sectors for the period indicated:

	For the six months ended 30 June					
	2021		2020		Change	
	RMB'000	%	RMB'000	%	RMB'000	%
Property management services	**206,772**	**61.3**	169,045	64.8	37,727	22.3
Value-added services	**51,011**	**15.1**	49,765	19.1	1,246	2.5
Pre-delivery and consulting services	**79,700**	**23.6**	42,038	16.1	37,662	89.6
Total	**337,483**	**100.0**	260,848	100.0	76,635	29.4

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Xinyuan Property Management Service (Cayman) Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS

Gross profit and gross profit margin

The following table sets forth a breakdown of gross profit and gross profit margin by its business lines for the periods indicated:

	For the six months ended 30 June					
	2021		2020			
	Gross profit RMB'000	Gross profit margin %	Gross profit RMB'000	Gross profit margin %	Change Amount RMB'000	%
Property management services	56,001	27.1	47,639	28.2	8,362	17.6
Value-added services	33,626	65.9	32,806	65.9	820	2.5
Pre-delivery and consulting services	30,960	38.8	23,131	55.0	7,829	33.8
Total	120,587	35.7	103,576	39.7	17,011	16.4

For the six months ended 30 June 2021, the Group's overall gross profit was approximately RMB120.6 million, representing a growth of approximately 16.4% as compared to approximately RMB103.6 million for the six months ended 30 June 2020. The Group's overall gross profit margin for the six months ended 30 June 2021 decreased to approximately 35.7% from approximately 39.7% for the six months ended 30 June 2020.

Gross profit margin of property management services was approximately 27.1%, representing a decrease of approximately 1.1 percentage points as compared to approximately 28.2% for the six months ended 30 June 2020. The decrease in gross profit margin for property management services was mainly due to the relatively low impact of the COVID-19 pandemic leading to lower costs for the corresponding period in 2020.

Gross profit margin of value-added services was approximately 65.9%, remaining unchanged from approximately 65.9% for the six months ended 30 June 2020.

Gross profit margin for pre-delivery and consulting services was approximately 38.8%, representing a decrease of approximately 16.2 percentage points as compared to approximately 55.0% for the six months ended 30 June 2020. The decrease in gross profit margin for pre-delivery and consulting services was mainly due to initial fund and relatively higher costs arising from expansion in the range and scale of our products and services, particularly maintenance and smart construction services, resulting in increased staff costs and fees paid to third parties and subcontractors for subcontracted works arising from the provision of the related services.

16

Administrative expenses For the six months ended 30 June 2021, the Group’s administrative expenses was approximately RMB29.4 million, representing an increase of approximately 27.3% as compared to approximately RMB23.1 million for the six months ended 30 June 2020, also representing approximately 8.7% of the Group’s revenue (representing approximately 8.9% of the Group’s revenue for the corresponding period in 2020). The increase was mainly due to the impact of the COVID-19 pandemic leading to social security reductions and waivers for the corresponding period in 2020. Other income For the six months ended 30 June 2021, the Group’s other income and gains was approximately RMB5.2 million, remaining unchanged from approximately RMB5.2 million for the six months ended 30 June 2020. Income tax For the six months ended 30 June 2021, the Group’s income tax expense was RMB25.1 million, representing an increase of 12.1% as compared to RMB22.4 million for the six months ended 30 June 2020. The increase in income tax expense was attributable to the increase in the Group’s profit before tax. Profit The Group’s profit for the six months ended 30 June 2021 was approximately RMB64.4 million, representing an increase of approximately 15.6% as compared to approximately RMB55.7 million for the corresponding period last year, mainly due to the Group’s business growth. Current assets, reserves and capital structure The Group maintained a sound financial position during the six months ended 30 June 2021. As at 30 June 2021, the Group’s net current assets amounted to approximately RMB789.9 million, representing an increase of approximately RMB98.0 million or approximately 14.2% as compared to approximately RMB691.9 million as at 31 December 2020. As at 30 June 2021, the Group’s total equity was approximately RMB898.1 million, representing an increase of approximately RMB100.2 million or approximately 12.6% as compared to approximately RMB797.9 million as at 31 December 2020, mainly due to the increase in economic income. Property, plant and equipment As at 30 June 2021, the Group’s net property, plant and equipment was approximately RMB9.2 million, representing a growth of approximately 3.4% as compared to approximately RMB8.9 million as at 31 December 2020, mainly due to additions of new property, plant and equipment to cope with the Group’s expansion of scale during the current period in 2021.

MANAGEMENT DISCUSSION AND ANALYSIS Other intangible assets As at 30 June 2021, the book value of the Group’s intangible assets was approximately RMB1.7 million, representing a growth of approximately 70.0% as compared to approximately RMB1.0 million as at 31 December 2020. The Group’s intangible assets mainly comprised of (i) the Xinyuan property integrated management platform system; (ii) the Xinyuan property call centre system; (iii) the electronic invoice tax control invoicing system; and (iv) FineReport software. Trade and bill receivables As at 30 June 2021, the Group’s trade and bill receivables amounted to approximately RMB212.1 million, representing a decrease of approximately 11.2% as compared to approximately RMB238.8 million as at 31 December 2020, mainly due to the recovery of trade receivables from related parties. Prepayments, deposits and other receivables Our prepayments, deposits and other receivables mainly comprised (i) prepayments to related parties; (ii) prepayments to third parties; and (iii) other receivables. As at 30 June 2021, the Group’s prepayments, deposits and other receivables was approximately RMB327.4 million, representing an increase of approximately RMB215.5 million as compared to approximately RMB111.9 million as at 31 December 2020. The increase was mainly due to the payment of earnest money by the Group to Xinyuan Group for the exclusive sales of car parking space. Our prepayments to related parties mainly represent advance prepayments to another subsidiary of Xinyuan Real Estate Co., Ltd. of approximately RMB89.1 million for the purchase of certain residential units for investment purposes pursuant to a sale and purchase agreement dated 11 June 2018. Our prepayments to third parties mainly comprised prepayments made to utility suppliers and subcontractors. Our prepayments to third parties increased from approximately RMB7.0 million as at 31 December 2020 to approximately RMB11.6 million as at 30 June 2021. The increase was mainly attributable to the increase of our management area in conjunction with our business growth, resulting in increased prepayments to third parties. Our other receivables mainly represent deposits, prepayments on behalf of property residents and amount due from third parties. Our other receivables increased from approximately RMB15.3 million as at 31 December 2020 to approximately RMB226.6 million as at 30 June 2021. The increase was mainly attributable to the payment of earnest money to Xinyuan Group for the exclusive sales of car parking space.

Trade payables As at 30 June 2021, the Group’s trade payables amounted to approximately RMB77.1 million, representing an increase of 75.2% as compared to RMB44.0 million as at 31 December 2020. The increase was mainly attributable to the increase in the amount of outstanding payables for goods during the current period. Other payables and accruals The Group’s other payables and accruals mainly comprised (i) non-trade payables to related parties; (ii) deposits and temporary receipts from property owners; and (iii) payroll payables and other taxes payable. As at 30 June 2021, the Group’s other payables amounted to approximately RMB205.1 million, representing a decrease of approximately 3.9% as compared to RMB213.5 million as at 31 December 2020. Such decrease was mainly attributable to the settlement of payables relating to the Group’s operations due in late 2020. Contract liabilities The Group’s contract liabilities mainly resulted from the advance payments received from customers while the underlying services are yet to be provided. As at 30 June 2021, our contract liabilities was approximately RMB159.5 million, representing an increase of 28.5% from approximately RMB124.1 million as at 31 December 2020. The increase was mainly due to (i) the increase in GFA under management and number of customers during the first half of 2021; and (ii) the increase in property fees received in advance at the beginning of the year. Borrowings As at 30 June 2021, the Group had no borrowings or bank loans. Gearing ratio Gearing ratio is calculated by dividing total borrowings by total equity, based on the sum of long-term and short-term interest-bearing bank loans and other borrowings as at the corresponding date divided by the total equity on the same date. As at 30 June 2021, we had no interest-bearing borrowings, thus our gearing ratio is zero. Pledged assets As at 30 June 2021, the Group had no pledged assets. Material acquisition and disposal of assets As at 30 June 2021, the Group had no material acquisition or disposal of assets.

Xinyuan Property Management Service (Cayman) Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

Significant investment

On 25 January 2021, Xinyuan Science and Technology Service Group Co., Ltd. ("**Xinyuan Science**") (an indirect wholly-owned subsidiary of the Company), Beijing I-Journey Science and Technology Development Co., Ltd.* (北京愛接力科技發展有限公司) ("**Beijing I-Journey**"), Beijing Ruizhuo Chaoyun Technology Group Co. Ltd.* (北京瑞卓超雲科技集團有限公司), Ms. Leung Lai Shan and Beijing Future Xinzhihui Technology Development Centre (Limited Partnership)* (北京未來鑫智慧科技發展中心（有限合夥）) (collectively, the "**Parties**") entered into the capital injection agreement (the "**Capital Injection Agreement**"), pursuant to which, Xinyuan Science has agreed to inject capital in the sum of approximately RMB30,000,000 (equivalent to approximately HK$36,000,000) into Beijing I-Journey, of which RMB10,000,000 (equivalent to approximately HK$12,000,000) will be included in the registered capital of Beijing I-Journey and the remaining RMB20,000,000 (equivalent to approximately HK$24,000,000) will be included in the capital reserve (資本公積金) of Beijing I-Journey (the "**Capital Injection**"). Upon completion of the Capital Injection, the Company will indirectly hold 20% of the equity interest in Beijing I-Journey and Beijing I-Journey will not become a subsidiary of the Company. On 8 March 2021, the Parties mutually agreed not to proceed with the Capital Injection and entered into a termination agreement (the "**Termination Agreement**") to terminate the Capital Injection Agreement. With effect from the date of the Termination Agreement, all rights and obligations under the Capital Injection Agreement shall cease to have effect, and neither Party shall make any claims against the other Parties for fees or breaches in connection with the Capital Injection Agreement. Please refer to the announcements of the Company dated 25 January 2021 and 8 March 2021 for further details.

Contingent liabilities

As at 30 June 2021, the Group had no significant contingent liabilities.

Exchange rate risk

The Group's principal business is conducted in the PRC where most of the Group's revenue and expenses are denominated in RMB. Accordingly, save certain bank balances that were denominated in Hong Kong dollars, the Group was not exposed to material risk directly related to foreign exchange rate fluctuation. Currently, the Group has not entered into any forward contracts to hedge its exchange rate risk, although management will continue to monitor exchange rate risk and take cautionary measures to minimise exchange rate risk.

Employment and remuneration policy

As at 30 June 2021, the Group had approximately 1,562 employees (31 December 2020: approximately 1,392 employees).

The Group adopts a remuneration policy similar to its peers in the industry. The remuneration payable to our employees is determined with reference to their duties and the prevailing local market rates. Employees are paid discretionary performance bonuses upon review as reward for their contribution. In compliance with the applicable statutory requirements in the PRC and existing requirements of the local government, the Group has participated in different social welfare plans for its employees. In addition, the Group adopted a post-IPO share option scheme on 16 September 2019 which enables the Directors to grant share options to the Group's employees in order to retain elite personnel and to provide reward and incentive for their contribution to the Group. No share option thereof was granted during the six months ended 30 June 2021.

20

2021 Interim Report

MANAGEMENT DISCUSSION AND ANALYSIS

Use of Proceeds from the Listing

On 11 October 2019, the shares of the Company were successfully listed (the "**Listing**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). After deducting underwriting fees and related expenses, net proceeds from the Listing was approximately RMB197.2 million (the "**Listing Net Proceeds**").

Up to 30 June 2021, the Group utilised approximately RMB59.0 million of the Listing Net Proceeds. Details of the use of the Listing Net Proceeds are as follows:

Use of Listing Net Proceeds	Planned use of Listing Net Proceeds RMB million	Actual use of Listing Net Proceeds from the Listing Date to 31 December 2020 RMB million	Unutilised amount of Listing Net Proceeds up to 31 December 2020 RMB million	Actual use of Listing Net Proceeds from 1 January 2021 to 30 June 2021 RMB million	Unutilised amount of Listing Net Proceeds up to 30 June 2021 RMB million	Expected timeline for the use of the unutilised Listing Net Proceeds[5]
To expand property management services, seek strategic acquisition and investment opportunities	118.3	20.0	98.3	1.6[1]	96.7[1]	Expected to be fully utilised on or before 30 September 2023
To expand the types of services offered in value-added services business line	29.6	11.5	18.1	2.2[2]	15.9[2]	Expected to be fully utilised on or before 30 September 2022
To upgrade and develop information technology and smart systems	29.6	2.9	26.7	1.1[3]	25.6[3]	Expected to be fully utilised on or before 30 September 2022
Funding working capital needs and other general corporate purposes	19.7	19.7[4]	–	–	–	–
Total	197.2	54.1	143.1	4.9	138.2	

21

Xinyuan Property Management Service (Cayman) Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

Notes:

1. Approximately RMB6.8 million and RMB14.8 million were used, respectively, for the payment for (i) the fees in relation to the development of the scale of our property management services and marketing and promotion of our property management services; and (ii) the consideration for the capital contribution to Handan Gangcheng Property Service Co., Ltd.* (邯鄲市鋼城物業有限公司) and the acquisition of 100% equity interest in Chongqing Heavy Truck Group Hongqi Property Co. Ltd.* (重慶重型汽車集團鴻企物業有限公司). As disclosed in the Prospectus (as defined below), the Group intends to actively expand our property management services by strategically acquiring or investing in quality property management companies who have a regional scale of business operations. Due to the impact of the epidemic since early 2020, the Group is still on the lookout for property management service providers that are suitable for acquisition or investment on a prudent basis, in order to maximise the returns for the Company and its Shareholders.

2. The Group is still on the lookout for value-added services business providers and contractors to expand the types of value-added services that can be provided by the Group, and has repeatedly carried out research on the relevant market and discussions with potential partners of our value-added services business line.

3. Approximately RMB4.0 million was used for the construction of our hardware end (i.e. servers, real time monitoring equipment and management center). The Group has completed the planning and validation of the digitalised enterprise management system, and coordinated with the relevant equipment manufacturers and software providers, to jointly build a digitalised management platform for our smart community. The development plan will be launched gradually in the second half of 2020. The selection of eligible suppliers has entered the tender preparation stage.

4. Approximately RMB19.7 million was fully utilised for the payment of the wages and salaries of the Group's employees.

5. The expected timeline for the use of the unutilised Listing Net Proceeds is determined based on the Group's best estimate of future market conditions, and is subject to change depending on current market conditions and future market developments.

The Board confirmed that the utilised proceeds were allocated and used in the manner set out in the prospectus of the Group dated 25 September 2019 (the "**Prospectus**"), and intends to continue to allocate and use the unutilised Listing Net Proceeds in the following manner, as set out in the Prospectus:

(i) Approximately 60% of the Listing Net Proceeds will be used to expand our property management services, seek strategic acquisition and investment opportunities;

(ii) Approximately 15% of the Listing Net Proceeds will be used to expand the types of services offered in our value-added services business line; and

(iii) Approximately 15% of the Listing Net Proceeds will be used to upgrade and develop our own information technology and smart systems.

Note: Approximately 10% of the Listing Net Proceeds for funding our working capital needs and other general corporate purposes have been fully utilised.

22

As at 30 June 2021, the unutilised Listing Net Proceeds are placed at a licensed bank in the PRC. The Directors are not aware of, and do not anticipate any material delay or change in the use of proceeds, and will continue to assess the plans in relation to the planned allocation of the Listing Net Proceeds as set out in the Prospectus, the annual report and the interim report of the Company. The Directors may modify or amend the relevant plans as necessary in order to address the changing market conditions, and strive for the Group to achieve better business performance. Use of Proceeds from the 2020 Placing On 3 July 2020, the Company entered into a placing agreement (the “Placing Agreement”) with Guotai Junan Securities (Hong Kong) Limited and Valuable Capital Limited (the “2020 Placing Agents”), pursuant to which, the 2020 Placing Agents (each on a several but not joint nor joint and several basis) conditionally agreed to procure, as agents of the Company, not less than six (6) placees (the “2020 Placees”) on a best effort basis for up to an aggregate of 50,000,000 placing shares at the placing price of HK$2.60 per placing share on the terms and subject to the conditions set out in the Placing Agreement (the “2020 Placing”). The maximum aggregate nominal value of the placing shares under the 2020 Placing is HK$500. The market price of the placing shares was HK$2.86 per share as quoted on the Stock Exchange on 3 July 2020, being the date of the Placing Agreement. The net price of the placing shares was approximately HK$2.54 per share. The Directors considered that the 2020 Placing will strengthen the Group’s financial position, broaden the Company’s shareholder base and is in the interests of the Company and the Shareholders as a whole. Completion of the 2020 Placing took place on 15 July 2020, a total of 50,000,000 placing shares were placed by the 2020 Placing Agents to the 2020 Placees at the placing price of HK$2.60 per placing share. To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, the 2020 Placees and their respective ultimate beneficial owner(s), as applicable, are parties independent of the Company and not acting in concert with the connected persons of the Company and are not parties acting in concert with each of the other 2020 Placees procured by the 2020 Placing Agents  under the Placing Agreement.

The net proceeds from the 2020 Placing amounted to approximately RMB115.0 million (the “2020 Placing Net Proceeds”). Up to 30 June 2021, the Group utilised approximately RMB11.5 million of the 2020 Placing Net Proceeds. Details of the use of the 2020 Placing Net Proceeds are as follows: Use of 2020 Placing Net Proceeds Planned amount of 2020 Placing Net Proceeds to be used Actual use of 2020 Placing Net Proceeds up to 31 December 2020 Unutilised amount of 2020 Placing Net Proceeds up to 31 December 2020 Actual use of 2020 Placing Net Proceeds from 1 January 2021 to 30 June 2021 Unutilised amount of 2020 Placing Net Proceeds up to 30 June 2021 Expected timeline for the use of the unutilised 2020 Placing Net Proceeds RMB million RMB million RMB million RMB million RMB million Business development, which mainly relates to (a) diversifying the types of services offered to the customers and (b) upgrading and developing the Group’s smart systems 69.0 – 69.0 – 69.0 Expected to be fully utilised on or before 30 June 2024 Strategic investment in businesses or targets that are related to the Group’s principal businesses 34.5 – 34.5 – 34.5 Expected to be fully utilised on or before 30 June 2024 General working capital 11.5 11.5 – – – –

2021 Interim Report
MANAGEMENT DISCUSSION AND ANALYSIS

Use of Proceeds from the Subscription

On 25 January 2021, the Company entered into the placing and subscription agreement with Xinyuan Real Estate, Ltd. (the "**Vendor**") and Guotai Junan Securities (Hong Kong) Limited (the "**2021 Placing Agent**"), pursuant to which (i) the Vendor agreed to appoint the 2021 Placing Agent, and the 2021 Placing Agent agreed to act as an agent of the Vendor to procure not less than six (6) placees, on a best effort basis, to purchase up to 18,000,000 shares in the Company (the "**Placing Shares**") at the price of HK$2.10 per Placing Share (the "**2021 Placing**"); and (ii) the Vendor agreed to subscribe for, and the Company agreed to allot and issue to the Vendor, up to 18,000,000 new shares in the Company (the "**Subscription Shares**") at the price of HK$2.06 per Subscription Share (the "**Subscription**").

Completion of the 2021 Placing took place on 27 January 2021 and completion of the Subscription took place on 8 February 2021. A total of 18,000,000 Placing Shares have been successfully placed by the 2021 Placing Agent to the 2021 Placees. A total of 18,000,000 Subscription Shares had been allotted and issued to the Vendor pursuant to the general mandate granted to the Directors at the Company's annual general meeting held on 29 May 2020.

The gross proceeds from the Subscription are approximately HK$37.80 million and the net proceeds from the Subscription are approximately HK$37.16 million after deducting the 2021 Placing Agent's commission, other related fees, costs and expenses in connection with the 2021 Placing and the Subscription (the "**Subscription Net Proceeds**"). Up to 30 June 2021, the Group utilised approximately RMB7.8 million of the Subscription Net Proceeds. Details of the use of the Subscription Net Proceeds are as follows:

Use of Subscription Net Proceeds	Planned amount of Subscription Net Proceeds to be used RMB million	Actual use of Subscription Net Proceeds up to 30 June 2021 RMB million	Unutilised amount of Subscription Net Proceeds up to 30 June 2021 RMB million	Expected timeline for the use of the unutilised Subscription Net Proceeds
Approximately 75% strategic investment in businesses or targets that are related to property management services	23.4	–	23.4	Expected to be fully utilised on or before 30 June 2025
Approximately 25% for general working capital of the Group	7.8	7.8	–	Expected to be fully utilised on or before 30 June 2024
Total	31.2	7.8	23.4	

25

MANAGEMENT DISCUSSION AND ANALYSIS EVENTS AFTER THE REPORTING PERIOD (i) On 13 August 2021, Xinyuan Science, an indirect wholly-owned subsidiary of the Company, entered into a loan agreement (“Loan Agreement-1”) with Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan Real Estate”, an indirect wholly-owned subsidiary of the Ultimate Holding Company (one of the controlling shareholders of the Company)), pursuant to which, Xinyuan Science agreed to provide a loan up to RMB48 million (“Loan-1”) to Henan Xinyuan Real Estate, and Xinyuan (China) Real Estate, Ltd. (an indirect wholly-owned subsidiary of the Ultimate Holding Company) agreed to provide an irrevocable and unconditional guarantee for Loan-1. Interest shall be accrued on the outstanding principal of Loan-1 at the rate of 8% per annum starting from 17 August 2021, being the date on which Xinyuan Science made a one-time disbursement to Henan Xinyuan Real Estate (“Disbursement Date-1”) and ending on the date of full payment of Loan-1. Henan Xinyuan Real Estate shall pay to Xinyuan Science the entire amount of outstanding interest incurred from Loan-1 on the interest payment date of each quarter. Unless otherwise agreed between the parties, Loan-1 and the accrued interest thereon shall be repaid in full on the second anniversary from Disbursement Date-1 (i.e. 16 August 2023). As Henan Xinyuan Real Estate is the indirect wholly-owned subsidiary of the Ultimate Holding Company, Henan Xinyuan Real Estate is a connected person of the Company, and thus Loan Agreement-1 constitutes a connected transaction of the Company pursuant to Chapter 14A of the Listing Rules. Please refer to the Company’s announcement dated 13 August 2021 for details. (ii) On 27 September 2021, the Company and the Ultimate Holding Company entered into a property exclusive sales cooperation agreement (the “Property Exclusive Sales Cooperation Agreement”), pursuant to which Xinyuan Real Estate Group (i.e. the Ultimate Holding Company and its subsidiaries excluding the Group for the purpose of the Property Exclusive Sales Cooperation Agreement) agreed to designate the Group as the exclusive sales partner of designated properties for the cooperation period and grant an exclusive sales right (the “Exclusive Sales Right”) to the Group for the implementation of the arrangement under the exclusive sales cooperation. Pursuant to the Property Exclusive Sales Cooperation Agreement, the Group shall pay Xinyuan Real Estate Group a refundable earnest money of RMB190,300,000 in instalments as the deposit for being such exclusive sales partner and holding the Exclusive Sales Right. Pursuant to the Rules 14.22 and 14.23 of the Listing Rules, the Property Exclusive Sales Cooperation Agreement and the car parking space exclusive sales cooperation agreement dated 17 September 2020 and entered into between the Ultimate Holding Company and the Company (the “Car Parking Space Exclusive Sales Cooperation Agreement”) shall be aggregated as if they were one transaction because they were completed within a 12-month period by the Company with parties who are connected with one another. Upon aggregation, as the highest applicable percentage ratio is more than 25% but less than 75%, the transactions contemplated under the Property Exclusive Sales Cooperation Agreement therefore constitute a major transaction and is subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

In addition, the Ultimate Holding Company is indirectly interested in 52.86% of the issued Shares in the Company, and is the controlling shareholder of the Company. Therefore, the Ultimate Holding Company and its associates are connected persons of the Company under Chapter 14A of the Listing Rules, and the transactions contemplated under the Property Exclusive Sales Cooperation Agreement constitute a connected transaction of the Company. Pursuant to the Rules 14A.81 and 14A.82 of the Listing Rules, the Property Exclusive Sales Cooperation Agreement and the Car Parking Space Exclusive Sales Cooperation Agreement shall be aggregated as if they were one transaction because they were entered into within a 12-month period by the Company with parties who are connected with one another. Upon aggregation, as the highest applicable percentage ratio is more than 5%, the transactions contemplated under the Property Exclusive Sales Cooperation Agreement are therefore subject to the requirements for reporting, announcement, and approval by the Independent Shareholders under Chapter 14A of the Listing Rules. Please refer to the Company’s announcement dated 27 September 2021 for details. (iii) On 27 September 2021, Xinyuan Science entered into a loan agreement (“Loan Agreement-2”) with Henan Xinyuan Real Estate, pursuant to which Xinyuan Science agreed to provide a loan up to RMB200 million (“Loan-2”) to Henan Xinyuan Real Estate, and Xinyuan (China) Real Estate, Ltd. agreed to provide an irrevocable and unconditional guarantee for Loan-2. Interest shall be accrued on the outstanding principal of Loan-2 at the rate of 8% per annum starting from within the three working days upon the approval of Loan Agreement-2 and the transactions contemplated thereunder by the forthcoming extraordinary general meeting (“Disbursement Date-2”). Unless otherwise agreed between the parties, Loan-2 and the accrued interest thereon shall be repaid in full on the second anniversary from Disbursement Date-2. As Henan Xinyuan Real Estate is the indirect whollyowned subsidiary of the Ultimate Holding Company, Henan Xinyuan Real Estate is a connected person of the Company, and thus the Loan Agreement 2 constitutes a connected transaction of the Company pursuant to Chapter 14A of the Listing Rules. Pursuant to the Rules 14.22 and 14.23 of the Listing Rules, Loan Agreement-1 and Loan Agreement-2 shall be aggregated as if they were one transaction because they were completed within a 12-month period by the Company with parties who are connected with one another. Upon aggregation, as the highest applicable percentage ratio is more than 5% but less than 25%, the transactions contemplated under the Loan Agreement 2 therefore constitute a discloseable transaction and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules

In addition, the Ultimate Holding Company is one of the controlling shareholders of the Company and is indirectly interested in 52.86% of the issued Shares of the Company. As Henan Xinyuan Real Estate is the indirect wholly-owned subsidiary of the Ultimate Holding Company, Henan Xinyuan Real Estate is a connected person of the Company, and thus Loan Agreement-2 constitutes a connected transaction of the Company pursuant to Chapter 14A of the Listing Rules. Pursuant to the Rules 14A.81 and 14A.82 of the Listing Rules, Loan Agreement-1 and Loan Agreement-2 shall be aggregated as if they were one transaction because they were entered into within a 12-month period by the Company with parties who are connected with one another. Upon aggregation, as the highest applicable percentage ratio is more than 5%, the transactions contemplated under Loan Agreement-2 are therefore subject to the requirements for reporting, announcement and approval by the Independent Shareholders under Chapter 14A of the Listing Rules. Please refer to the Company’s announcement dated 27 September 2021 for details. On 30 September 2021 (after trading hours), (a) the parties to the Property Exclusive Sales Cooperation Agreement mutually agreed not to proceed with the transactions contemplated under the Property Exclusive Sale Cooperation Agreement and entered into termination agreement to terminate the Property Exclusive Sale Cooperation Agreement; and (b) the parties to Loan Agreement-2 mutually agreed not to proceed with the transactions contemplated under Loan Agreement-2 and entered into termination agreement to terminate Loan Agreement-2 (such termination agreements, the “Termination Agreements”). With effect from the date of the Termination Agreements, all rights and obligations under (a) the Property Exclusive Sales Cooperation Agreement and (b) the Loan Agreement-2 shall cease to have effect, and neither party shall make any claims against the other parties for fees or breaches in connection with (a) the Property Exclusive Sales Cooperation Agreement and (b) the Loan Agreement-2 respectively. * For identification purposes only

OTHER INFORMATION DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITION IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS As at 30 June 2021, the interests and short positions of the Directors and chief executives of the Company in the shares (the “Shares”), underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which were required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) to be and were entered in the register required to be kept by the Company pursuant to section 352 of the SFO, or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), were as follows: (a) The Company Name of Directors and Chief Executives Nature of Interest(1) Number of Shares or underlying Shares Approximate Percentage of Interest in the Company Ms. WANG Yanbo Beneficial owner 11,250,000 1.98% Mr. HUANG Bo Beneficial owner 5,625,000 0.99% Mr. ZHANG Yong Interest of controlled corporation(2) 15,000,000 2.64% Ms. YANG Yuyan Interest of controlled corporation(3) 15,000,000 2.64% Notes: 1. All interests stated are long position. 2. Victory Destiny Holdings Limited is wholly-owned by Mr. ZHANG Yong. By virtue of the SFO, Mr. ZHANG Yong is therefore deemed to be interested in 15,000,000 Shares held by Victory Destiny Holdings Limited. 3. Grace Hope Holdings Limited is wholly-owned by Ms. YANG Yuyan. By virtue of the SFO, Ms. YANG Yuyan is therefore deemed to be interested in 15,000,000 Shares held by Grace Hope Holdings Limited. 4. The percentage of shareholding is calculated on the basis of the number of issued Shares as at 30 June 2021 of 567,500,000.

(b) The Associated Corporation – Xinyuan Real Estate Co., Ltd. Name of Directors and Chief Executives Nature of Interest(1) Number of Shares or underlying Shares Approximate Percentage of Interest in the Associated Corporation(4) Mr. ZHANG Yong Beneficial owner 28,400,000 30.18%(5) Interest of controlled corporation(2) 3,931,330 Ms. YANG Yuyan Founder of discretionary trust(3) 28,400,000 26.51% Notes: 1. All interests stated are long position. 2. Universal World Development Co. Ltd. is wholly-owned by Mr. ZHANG Yong. By virtue of the SFO, Mr. ZHANG Yong, a non-executive Director of the Company, is therefore deemed to be interested in 3,931,330 shares (which consists of 1,394,330 shares and 2,537,000 share options which entitle the holder thereof the right to acquire shares within 60 days) held by Universal World Development Co., Ltd. 3. Pursuant to the trust deed dated 24 November 2015 (the “Trust Deed”) entered into by Ms. YANG Yuyan (as settlor) and HSBC International Trustee Limited (as trustee), The Spectacular Stage Trust (the “Trust”) was established as discretionary trust and the beneficiaries under the Trust include family members of Ms. YANG Yuyan. Pursuant to the terms of the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. YANG Yuyan, as protector, before making any direct or indirect dispositions of any shares in Xinyuan Real Estate Co., Ltd. (the “Common Shares”) that constitute the assets of the Trust and to vote the Common Shares held by the Trust and cause any entity owned by the Trust directly or indirectly that holds the Common Shares to vote such shares in accordance with instructions from Ms. YANG Yuyan. Accordingly, pursuant to Section 13(d) of the Securities Exchange Act of 1934 of the United States, as amended, Ms. YANG Yuyan may be deemed to beneficially own all of the Common Shares held directly or indirectly by the Trust. 4. The percentage is calculated based on the total number of shares in issue as at 30 June 2021 being 107,143,039. 5. The percentage would be 29.48% if it is calculated by the number of shares or underlying shares (i.e. 32,331,330) divided by the total number of equities as at 30 June 2021 (i.e. 109,680,039, being the sum of (i) 107,143,039 shares in issue at as 30 June 2021; and (ii) 2,537,000 share options which entitle the holder thereof the right to acquire shares within 60 days). Save as disclosed above, none of the Directors and chief executives of the Company has any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

2021 Interim Report

OTHER INFORMATION

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as otherwise disclosed in this interim report, no rights to acquire benefits by means of the acquisition of Shares in or debentures of the Company were granted to any Director or their respective spouse or children under 18 years of age, or were such rights exercised by them; or was the Company and any of its subsidiaries a party to any arrangement to enable the Directors, or their respective spouse or children under 18 years of age, to acquire such rights in any other body corporate during the six months ended 30 June 2021.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITION IN SHARES AND UNDERLYING SHARES

As at 30 June 2021, to the best of the Directors' knowledge, the following persons (other than the Directors and chief executives of the Company) had or deemed or taken to have an interest and/or a short position in the Shares or the underlying Shares which fall to be disclosed under the provisions of Division 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept pursuant to Section 336 of the SFO:

Name	Capacity/ Nature of Interest[1]	Number of Shares	Approximate percentage of shareholding
Xinyuan Real Estate, Ltd.[2]	Beneficial owner	300,000,000	52.86%
Xinyuan Real Estate Co., Ltd.[2, 3]	Interest of controlled corporation	300,000,000	52.86%
Galaxy Team Holdings Limited[4]	Beneficial owner	37,500,000	6.61%
Xingtai Capital Management Limited	Investment manager	77,000,000	13.57%
Xingtai China Master Fund	Beneficial owner	34,000,000	5.99%

Notes:

1. All interests stated are long position.

2. Xinyuan Real Estate, Ltd. is wholly owned by Xinyuan Real Estate Co., Ltd.. By virtue of the SFO, Xinyuan Real Estate Co., Ltd. is therefore deemed to be interested in 300,000,000 Shares which are interested by Xinyuan Real Estate, Ltd.

3. Xinyuan Real Estate Co., Ltd., the shares in which are listed on the New York Stock Exchange (stock code: XIN), is owned as to 30.18% by Mr. ZHANG Yong, 26.51% by Spectacular Stage Limited and 43.31% by public shareholders.

4. Galaxy Team Holdings Limited is owned as to 30%, 15%, 15%, 10%, 10%, 5%, 5%, 5% and 5% by Ms. WANG Yanbo, Mr. HUANG Bo, Mr. WANG Yantao, Ms. DU Xiangyan, Ms. ZHANG Rong, Mr. HUANG Jinfu, Mr. AN Guangfu, Mr. LYU Shaohui and Mr. ZHANG Xiaofei, respectively.

31

Xinyuan Property Management Service (Cayman) Ltd. OTHER INFORMATION Save as disclosed above, as at 30 June 2021, according to the register kept by the Company under Section 336 of the SFO and so far as was known to the Directors, there was no other person (other than Directors or chief executives of the Company) who had an interest and/or a short position in the Shares and the underlying Shares which fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO. PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange throughout the period from 1 January 2021 to 30 June 2021. INTERIM DIVIDEND The Board of Directors of the Company did not recommend the payment of interim dividend for the six months ended 30 June 2021. PRE-IPO SHARE AWARD SCHEME The Pre-IPO Share Award Scheme (the “Pre-IPO Share Award Scheme”) was adopted on 31 January 2019 (the “Adoption Date”) and revised on 15 March 2019. The main purposes of Pre-IPO Share Award Scheme are (i) to reflect the substance of the share incentive scheme adopted by Xinyuan Science and Technology Service Group Co., Ltd. on 17 March 2018 at the level of the Company (which is the ultimate holding company of the Group after the Listing) and have modifications thereto based on the existing circumstances; (ii) to recognize contributions made by the grantees; (iii) to encourage and retain the grantees to work with the Group; and (iv) to align the interests of the grantees directly to the Shareholders though ownership of the Shares. Pursuant to the Pre-IPO Share Award Scheme and prior to the global offering, a total of ten directors and employees of the Group (each, a “Grantee”) were awarded a total of 56,250 Shares at the date of the grant, which were subsequently subdivided into 56,250,000 Shares representing 11.25% of the enlarged issued share capital of the Company immediately following the completion of the global offering and not taking into account of any Shares which may be allotted and issued upon the exercise of any options which may be granted under the Post-IPO Share Option Scheme. All the said awarded Shares were allotted and issued by the Company to the Grantees’ nominee vehicles, namely Galaxy Team Holdings Limited and Glory Eternity Holdings Limited, upon their requests on 21 March 2019.

2021 Interim Report

OTHER INFORMATION

A summary of the Grantees who have been awarded Shares under the Pre-IPO Share Award Scheme is set out below:

Name of the Grantee	Consideration RMB	Number of awarded Shares	Percentage of shareholding *(Note 1)*
Directors			
Ms. WANG Yanbo	1,680,000	11,250,000	1.98%
Mr. HUANG Bo	840,000	5,625,000	0.99%
Senior Management			
Mr. WANG Yantao	840,000	5,625,000	0.99%
Ms. DU Xiangyan	560,000	3,750,000	0.66%
Ms. ZHANG Rong	560,000	3,750,000	0.66%
Other Grantees			
Mr. HUANG Jinfu	280,000	1,875,000	0.33%
Mr. LYU Shaohui	280,000	1,875,000	0.33%
Mr. ZHANG Xiaofei	280,000	1,875,000	0.33%
Mr. AN Guangfu	280,000	1,875,000	0.33%
Mr. ZHANG Lizhou *(Note 2)*	2,800,000	18,750,000	3.30%
Total		56,250,000	9.91%

Notes:

1. These percentages are calculated on the basis of 567,500,000 Shares in issue as at 30 June 2021.

2. Mr. ZHANG Lizhou was appointed as a Director on 13 December 2018 and was re-designated as an Executive Director on 19 April 2019. Mr. ZHANG Lizhou resigned as a Director on 30 June 2019 in order to devote more time to other personal businesses. Pursuant to the Pre-IPO Share Award Scheme, the resignation of Mr. ZHANG Lizhou constituted a triggering event for forfeiture of awarded Shares and the Company is entitled to request Mr. ZHANG Lizhou to transfer, or procure his nominee (i.e. Glory Eternity Holdings Limited) to transfer the legal and equitable ownership in all the Shares allotted and issued to him or his nominee vehicle under the Pre-IPO Share Award Scheme (the "**Subject Shares**") to the Company or its nominee. On 14 August 2019, the Company, Xinyuan Real Estate, Ltd., Mr. ZHANG Lizhou and Glory Eternity Holdings Limited entered into the Arrangement Agreement, pursuant to which (i) Glory Eternity Holdings Limited shall transfer all of the Subject Shares to Xinyuan Real Estate, Ltd. in consideration of the Company's refund of RMB2,800,000 paid by Mr. ZHANG Lizhou pursuant to the Pre-IPO Share Award Scheme and (ii) Xinyuan Real Estate, Ltd. shall apply a portion of the shareholder's loan it advanced to the Company in the amount of RMB2,800,000 as settlement of the consideration for the Subject Shares. Upon completion of the transfer of the Subject Shares on 20 August 2019, Mr. ZHANG Lizhou ceased to be a shareholder of the Company.

33

Xinyuan Property Management Service (Cayman) Ltd. OTHER INFORMATION Save for the above, no further Shares had been awarded under the Pre-IPO Share Award Scheme and no further Shares had been awarded thereunder on or after the listing of the Shares on the Stock Exchange on 11 October 2019. The Pre-IPO Share Award Scheme shall commence on the Adoption Date and shall remain valid and effective for a period of three years from the Adoption Date. Notwithstanding the foregoing and without prejudice to any subsisting rights of any Grantee, the Company may at any time terminate the Pre-IPO Share Award Scheme. Each Grantee shall be subject to a service condition that he/she shall continuously serve or work for the Group for the period from the date of grant to 31 December 2021 (both dates inclusive) and the lock-up requirement under the Pre-IPO Share Award Scheme. For further details of the triggering events for forfeiture of awarded Shares and the lock-up requirement, please refer to Appendix V to the prospectus of the Company dated 25 September 2019. POST-IPO SHARE OPTION SCHEME The Post-IPO Share Option Scheme (the “Post-IPO Share Option Scheme”) was adopted by a resolution in writing passed by the shareholders of the Company on 16 September 2019 for the purpose of enabling the Group to grant options to selected participants as incentives or rewards for their contribution to the Group. The Post-IPO Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Post-IPO Share Option Scheme is adopted. The terms of the Post-IPO Share Option Scheme are disclosed in the Company’s prospectus dated 25 September 2019. No share options were granted, exercised, expired or lapsed under the Post-IPO Share Option Scheme during the six months ended 30 June 2021. The Company did not have any outstanding share options, warrants, and convertible instruments into Shares as at 30 June 2021 and up to the date of this interim report.

2021 Interim Report OTHER INFORMATION COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES The Company is committed to achieving high standards of corporate governance. The Directors believe that sound and reasonable corporate governance practices are essential for the continuing growth of the Group and for safeguarding and maximizing shareholders’ interests. The Company adopted the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) as its own code of corporate governance. Throughout the period from 1 January 2021 to 30 June 2021, the Company complied with the code provisions as set out in the CG Code, save for the following: Mr. WANG Peng (“Mr. Wang”) resigned as an independent non-executive Director and ceased to be a member of the audit committee of the Company on 13 April 2021. Upon the resignation of Mr. Wang, the number of independent non-executive directors was reduced to two and the audit committee only consisted of two members. Pursuant to Rule 3.10(1) of the Listing Rules, the Board shall have at least three independent non-executive directors. In addition, Rule 3.21 of the Listing Rules requires that the audit committee shall comprise non-executive directors only and have a minimum of three members. Further, pursuant to paragraph 2.1 of its terms of reference, the audit committee must consist of a minimum of three members, all of whom must be non-executive directors. Therefore, due to Mr. Wang’s resignation, the Company did not comply with the relevant requirements under Rules 3.10(1) and 3.21 of the Listing Rules and did not meet the requirements on composition of the audit committee in accordance with its terms of reference. On 27 July 2021, Mr. FU Shaojun (“Mr. Fu”) was appointed as an independent non-executive Director and a member of the audit committee of the Company. Upon the appointment of Mr. Fu, the Company meets all the requirements under Rules 3.10(1) and 3.21 of the Listing Rules and the requirements on composition of the audit committee. CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY DIRECTORS The Company adopted a code of conduct regarding securities transactions by Directors on terms no less exacting than the required standard set out in the Model Code. Specific enquiries have been made to all Directors and all Directors have confirmed that they have complied with the Model Code throughout the period from 1 January 2021 to 30 June 2021.

Xinyuan Property Management Service (Cayman) Ltd. OTHER INFORMATION UPDATE ON DIRECTORS’ INFORMATION UNDER RULE 13.51B(1) OF THE LISTING RULES Below are the changes of Directors’ information since the date of 2020 Annual Report, required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. Mr. LI Yifan, independent non-executive Director of the Company, (i) has served as the chief financial officer of Human Horizons Group Inc. since April 2021; (ii) resigned as independent non-executive director of Zhejiang Tiantie Industry Co., Ltd. (a company listed on the Shenzhen Stock Exchange (stock code: 300587)) on 16 April 2021; and (iii) resigned as director of Heilongjiang Interchina Water Treatment Co., Ltd. (a company listed on the Shanghai Stock Exchange (stock code: 600187)) on 13 May 2021. REVIEW OF UNAUDITED FINANCIAL STATEMENTS The audit committee has reviewed the accounting pinciples and policies adopted by the Group and the unaudited interim results of the Group for the six months ended 30 June 2021 together with the management of the Company.

2021 Interim Report INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME For the six months ended 30 June 2021 Six months ended 30 June 2021 2020 Notes RMB’000 RMB’000 (Unaudited) (Unaudited) Revenue 4 337,483 260,848 Cost o f sales (216,896) (157,272) Gross profit 120,587 103,576 Other income and gains 5 5,153 5,156 Administrative expenses (29,427) (23,076) Impairment losses on financial assets and contract assets (4,649) (4,670) Other expenses (2,089) (68) Finance costs (75) (27) Impairment of investment in a joint venture – (1,930) Share of (loss)/profit of: Joint venture (362) (839) Asso ciates 359 24 Profit before tax 6 89,497 78,146 Income tax expense 7 (25,080) (22,414) Profit and total comprehensive income for the period 64,417 55,732 Attributable to: Owners of the parent 64,166 55,299 Non-co ntrolling interests 251 433 64,417 55,732 RMB cents RMB cents Earnings per share attributable to ordinary equity holders of the parent 9 Basic 12.02 11.94 Diluted 11.38 11.06

Xinyuan Property Management Service (Cayman) Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 June 2021

	Notes	As at 30 June 2021 RMB'000 (Unaudited)	As at 31 December 2020 RMB'000 (Audited)
Non-current assets			
Property, plant and equipment		9,234	8,888
Goodwill		3,090	3,090
Right-of-use assets	10	2,522	3,189
Intangible assets		1,677	982
Investment in a joint venture	11	5,375	5,737
Investments in associates	12	1,716	1,357
Prepayments	14	89,073	89,073
Deferred tax assets		5,093	3,918
Total non-current assets		117,780	116,234
Current assets			
Trade and bills receivables	13	212,129	238,829
Contract assets		35,712	23,681
Prepayments, deposits and other receivables	14	238,348	22,823
Cash and cash equivalents	15	794,858	849,140
Total current assets		1,281,047	1,134,473
Current liabilities			
Trade payables	16	77,108	44,035
Other payables and accruals	17	205,102	213,548
Contract liabilities		159,511	124,134
Lease liabilities	10	1,382	1,364
Tax payable		48,013	59,482
Total current liabilities		491,116	442,563
Net current assets		789,931	691,910
Total assets less current liabilities		907,711	808,144

38

2021 Interim Report 30 June 2021 INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at 30 June 2021 As at 31 December 2020 Notes RMB’000 RMB’000 (Unaudited) (Audited) Non-current liabilities Lease liabilities 10 1,511 2,136 Deferre d tax liabilities 8,118 8,121 Total n on-current liabilities 9,629 10,257 Net as sets 898,082 797,887 Equity Share capital 18 5 5 Reserv es 895,972 796,028 895,977 796,033 Non-co ntrolling interests 2,105 1,854 Total e q uity 898,082 797,887 Wang Yanbo Huang Bo Director Director

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 Attributable to owners of the parent Share capital Treasury Shares* Share premium* Other reserve* PRC reserve funds* Retained earnings* Total Noncontrolling interests Total equity RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 (Note 18) (Note 18) At 31 December 2019 (Audited) 4 – 449,222 (144,969) 25,197 232,482 561,936 1,151 563,087 Profit and total comprehensive income for the period – – – – – 55,299 55,299 433 55,732 Equity-settled share-based payment – – – 6,333 – – 6,333 – 6,333 Repurchase of shares (Note 18) –** (951) – – – – (951) – (951) Dividends (Note 8) – – – – – (23,78 6) (23,786) – (23,786) At 30 June 2020 (Unaudited) 4 (95 1) 449,22 2 (138,63 6) 25,19 7 263,99 5 598,831 1,584 600,415 At 31 December 2020 (Audited) 5 – 563,285 (132,303) 25,197 339,849 796,033 1,854 797,887 Profit and total comprehensive income for the period – – – – – 64,166 64,166 251 64,417 Equity-settled share-based payment (Note 6) – – – 4,660 – – 4,660 – 4,660 Issue of new shares (Note 18) –** – 31,11 8 – – – 31,11 8 – 31,11 8 At 30 June 2021 (Unaudited) 5 – 594,403 (127,643) 25,197 404,015 895,977 2,105 898,082 * These reserve accounts comprise the consolidated reserves of RMB895,972,000 (31 December 2020: RMB796,028,000) in the consolidated statement of financial position. ** Amount less than RMB1,000.

2021 Interim Report INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS For the six months ended 30 June 2021 Six months ended 30 June 2021 2020 Notes RMB’000 RMB’000 (Unaudited ) (Unaudited ) Cash flows from operating activities Profit before tax 89,497 78,146 Adjustments for: Interest income (4,118) – Share of loss of a joint venture 11 362 839 Share of profit of associates 12 (359) (24) Loss on disposal of items of property, plant and equipment 2 14 Depreciation and amortisation 6 1,797 894 Impairment losses on financial assets and contract assets 4,649 4,670 Impairment losses on investment in a joint venture – 1,930 Finance costs 10 75 27 Equity-settled share-based payments expense 6 4,660 6,333 Foreign exchange differences 2,052 – 98,617 92,829 Decrease in trade receivables 9,731 36,497 Increase in prepayments, deposits and other receivables (215,721) (12,633) Increase in contract liabilities 35,377 40,012 Increase/(decrease) in trade payables 33,073 (5,284) (Decrease)/increase in other payables and accruals (8,446) 1,380 Cash (used in)/generated from operations (47,369) 152,801 Income tax paid (37,726) (20,814) Net cash flows (used in)/from operating activities (85,095) 131,987

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS Six months ended 30 June 2021 2020 Notes RMB’000 RMB’000 (Unaudited ) (Unaudited ) Cash flows from investing activities Interest received 4,118 – Purchases of items of property, plant and equipment (1,388) (825) Purchases of items of intangible assets (785) – Uplift/(placement) of bank time deposits 150,000 (537,800) Acquisition of an associate – (1,386) Net cash flows from/(used in) investing activities 151,945 (540,011) Cash flows from financing activities Net proceeds from issuance of new shares 18 31,118 – Payment for repurchase of shares – (951) Payment of lease liabilities 10 (682) (119) Dividend paid by the Company – (23,786) Net cash flows from/(used in) financing activities 30,436 (24,856) Net increase/(decrease) in cash and cash equivalents 97,286 (432,880) Cash and cash equivalents at beginning of period 311,340 606,552 Effect of exchange rate changes on cash and cash equivalents (1,568) 1,295 Cash and cash equivalents at end of period 407,058 174,967 Analysis of balances of cash and cash equivalents Cash and cash equivalents as stated in the interim condensed consolidated statement of financial position 794,858 712,767 Less: Time deposits with original maturity of over three months (387,800) (537,800) Cash and cash equivalents as stated in the interim condensed consolidated statement of cash flows 407,058 174,967

2021 Interim Report NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION For the six months ended 30 June 2021 1. CORPORATE AND GROUP INFORMATION The Company is a limited liability company incorporated in the Cayman Islands on 13 December 2018. The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is an investment holding company and the Company’s subsidiaries were involved in the following principal activities: • Property management services • Value-added services • Pre-delivery and consulting services The ultimate holding company of the Company is Xinyuan Real Estate Co., Ltd. (the “Ultimate Holding Company”), a company established in the Cayman Islands and its shares are listed on the New York Stock Exchange. On 11 October 2019, 125,000,000 ordinary shares of HK$0.00001 each of the Company were issued at a price of HK$2.08 for a net proceed of RMB197,228,000 (the “Global Offering”). On the same date, the Company’s ordinary shares were listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). 2.1 BASIS OF PREPARATION The interim condensed consolidated financial statements for the six months ended 30 June 2021 has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange, and the International Accounting Standard (“IAS”) 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by IASB, and any public announcements made by the Company during the interim reporting period. The interim condensed consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES The accounting policies and method of computation adopted in the preparation of these interim condensed consolidated financial statements were consistent with those adopted in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2020 other than changes in accounting policies resulting from adoption of the new or amendments to IFRSs for the first time for the current period’s financial information. Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 (early adopted) The adoption of these new or amendments to IFRSs has had no significant financial effect on the Group’s interim condensed consolidated financial statements. 2.3 ISSUED BUT NOT YET EFFECTIVE IFRSs Except for the above, the Group has not adopted any other new or amendments to IFRSs which are issued but not yet effective for the current interim period. The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial adoption. So far the directors of the Company have concluded that the adoption of them is unlikely to have a significant financial effect on the interim condensed consolidated financial statements. 3. OPERATING SEGMENT INFORMATION Management has determined the operating segments based on the reports reviewed by the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the chief executive of the Company. During the period, the Group is principally engaged in the provision of property management services, value-added services and pre-delivery and consulting services to customers in the People’s Republic of China (“PRC”). Management reviews the operating results of the business as one operating segment to make decisions about resources to be allocated. Therefore, the chief operating decision maker of the Company regards that there is only one segment which is used to make strategic decisions. The major operating entities of the Group are domiciled in the PRC. Accordingly, all of the Group’s revenue was derived in the PRC during the periods. As at 30 June 2021, all of the non-current assets were located in the PRC.

2021 Interim Report NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION For the six months ended 30 June 2021 4. REVENUE Revenue mainly comprises proceeds from property management services, value-added services and pre-delivery and consulting services to customers. An analysis of the Group’s revenue by category for the six months ended 30 June 2021 and 2020 is as follows: Six months ended 30 June 2021 2020 RMB’000 RMB’000 (U naudited) ( Unaudited) Revenue from contract with customers (Note): Property management services 206,772 169,045 Value-added services 51,011 49,765 Pre-de livery and consulting services 79,70 0 42,03 8 337,483 260,848 Note: Revenue from contracts with customers generated from PRC and recognised over the period of providing the services. For the six months ended 30 June 2021, revenue from entities controlled by the Ultimate Holding Company accounted for 21% (six months ended 30 June 2020: 17%) of the Group’s revenue. Other than the entities controlled by the Ultimate Holding Company, the Group had a large number of customers and none of whom contributed 10% or more to the Group’s revenue for the period (six months ended 30 June 2020: Same). The following table shows the revenue recognised in the current reporting period that was included in the contract liabilities at the beginning of the reporting period: Six months ended 30 June 2021 2020 RMB’000 RMB’000 (Unaudited ) (Unaudited ) Revenue recognised that was included in the contract liability bala nce at the beginning of the period 97,453 80,609

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 4. REVENUE (CONTINUED) Performance obligations For property management services and pre-delivery and consulting services, the Group recognises revenue in the amount that equals to the right to invoice which corresponds directly with the value to the customer of the Group’s performance to date. The Group has elected the practical expedient for not to disclose the remaining performance obligations for these types of contracts. The majority of the property management service contracts do not have a fixed term. The terms of the contracts for pre-delivery and consulting services are generally set to expire when the counterparties notify the Group that the services are no longer required. For value-added services, they are rendered in a short period of time and there is no unsatisfied performance obligation at the end of the respective periods. 5. OTHER INCOME AND GAINS Six months ended 30 June 2021 2020 RMB’000 RMB’000 (U naudited) ( Unaudited) Other income and gains: Foreign exchange gain, net – 2,133 Interest income 4,118 1,885 Government grants 975 1,073 Others 60 65 5,153 5,156

2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 6. PROFIT BEFORE TAX The Group’s profit before income tax is arrived at after charging: Six months ended 30 June 2021 2020 Notes RMB’000 RMB’000 (U naudited) ( Unaudited) Cost of services rendered 216,896 157,272 Employee benefit expense (including director’s and chief executive’s remuneration): – Wages and salaries 52,114 48,518 – Equity-settled share-based payment expense (Note) 4,660 6,333 – Pension scheme contributions 5,736 818 Depreciation of property, plant and equipment 1,040 637 Depreciation of right-of-use assets 10 667 201 Amortisation of intangible assets 90 56 Lease payments not included in the measurement of lease liabilities 1 0 75 156 Note: The Group recognised share-based payment expenses related to a total of 56,250,000 awarded restricted shares granted pursuant to the restricted share award scheme adopted in 2019 (the “Scheme”) of approximately RMB4,660,000 (six months ended 30 June 2020: RMB6,333,000) in profit or loss during the six months ended 30 June 2021. Details 2020

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 7. INCOME TAX EXPENSE Six months ended 30 June 2021 2020 RMB’000 RMB’000 (U naudited) ( Unaudited) Current income tax expense 26,257 25,275 Deferre d income tax expense (1,17 7) (2,86 1) Total t ax charge for the year 25,080 22,414 (a) Cayman Islands income tax The Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is exempted from Cayman Islands income tax (six months ended 30 June 2020: Same). (b) British Virgin Islands (“BVI”) income tax Pursuant to the rules and regulations of the BVI, the Group is not subject to any income tax in the BVI (six months ended 30 June 2020: Nil). (c) Hong Kong profits tax No provision for Hong Kong profits tax was made as the Group did not have any assessable income subject to Hong Kong profits tax for the six months ended 30 June 2021 (six months ended 30 June 2020: Nil). (d) PRC Corporate Income Tax Under the relevant PRC income tax law, the PRC entities of the Group are subject to corporate income tax at a rate of 25% on their respective taxable income (six months ended 30 June 2020: Same).

2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 8. DIVIDENDS Six months ended 30 June 2021 2020 RMB’000 RMB’000 (U naudited) ( Unaudited) Final d eclared and paid – HK5.2 cents per ordinary share – 23,786 The proposed final dividend for the year ended 31 December 2020 of HK10.2 cents per ordinary share is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting on 18 October 2021. A final dividend in respect of the year ended 31 December 2019 of HK5.2 cents per ordinary share, amounting to HK$26,000,000 (equivalent to approximately RMB23,786,000) was approved at the annual general meeting of the Company held on 29 May 2020. As of 30 June 2020, the dividend had been paid. No interim dividend was declared for the six months ended 30 June 2021 (six months ended 30 June 2020: Nil). 9. EARNINGS PER SHARE The calculation of the basic earnings per share amount is based on the profit for the six months ended 30 June 2021 attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 533,721,000 (six months ended 30 June 2020: 463,151,000) in issue during the period. The calculation of the diluted earnings per share amount is based on the profit for the six months ended 30 June 2021 attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the period, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been vested under a restricted share award scheme (Note 6) on the deemed conversion of all dilutive potential ordinary shares into ordinary shares.

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 9. EARNINGS PER SHARE (CONTINUED) The calculations of basic and diluted earnings per share are based on: Six months ended 30 June 2021 2020 (Unaudited ) ( Unaudited) Earnings Profit attributable to owners of the parent, used in the diluted earnings per share calculation (RMB’000): 64,166 55,299 Adjustment of the proposed dividends for unvested shares under restricted share award scheme (RMB’000): – – Adjusted profit attributable to owners of the parent, used in the basic earnings per share calculation (RMB’000): 64,16 6 55,29 9 Shares Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation (thousands) 533,721** 463,151* Effect of dilution – weighted average number of ordinary shares: Restricted share award scheme (thousands) 30,00 0 36,75 0 Weighted average number of ordinary shares for diluted earnings per share (thousands) 563,72 1 499,90 1 Basic earnings per share (RMB cents) 12.02 11.94 Diluted earnings per share (RMB cents) 11.38 11.06 Note: * Weighted average of 463,151,000 ordinary shares represented the 500,000,000 ordinary shares in issue for the six months ended 30 June 2020, excluded the 36,750,000 unvested restricted shares and the weighted average of 500,000 ordinary shares repurchased by the Company in May 2020. ** Weighted average of 533,721,000 ordinary shares represented the 567,500,000 ordinary shares in issue for the six months ended 30 June 2021, excluded the 30,000,000 unvested restricted shares and the weighted average of 18,000,000 ordinary shares issued by the Company in February 2021.

2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 10. LEASES The Group has lease contracts for its offices in PRC and Hong Kong used in operations. Lease terms varies between 3 and 5 years and lease payments are paid monthly or yearly. There are other leases for apartments and cleaning machines with lease terms of 12 months or less and/or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group. No extension or termination options, nor variable lease payments were contained in above lease contracts. (a) Right-of-use assets The carrying amounts of the Group’s right-of-use assets and the movements during the period/ year are as follows: Offices Total RMB’000 RMB’000 As at 1 January 2020 (Audited) – – Additions 4,665 4,665 Deprec iation charge (1,476) (1,476) As at 31 December 2020 (audited) and 1 January 2021 3,189 3,189 Deprec iation charge (Note 6) (667) (667) As at 3 0 June 2021 (Unaudited) 2,522 2,522

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2021

10. LEASES (CONTINUED)

(b) Lease liabilities

The carrying amount of lease liabilities and the movements during the period/year are as follows:

	Offices RMB'000 (Audited)	Total RMB'000 (Audited)
Carrying amount at 1 January 2020	–	–
New leases	4,665	4,665
Accretion of interest during the year	123	123
Payments	(1,288)	(1,288)
Carrying amount at 31 December 2020	3,500	3,500
Analysed into:		
Current portion	1,364	1,364
Non-current portion	2,136	2,136
Carrying amount at 1 January 2021	**3,500**	**3,500**
Accretion of interest during the period	**75**	**75**
Payments	**(682)**	**(682)**
Carrying amount at 30 June 2021	**2,893**	**2,893**
Analysed into:		
Current portion	**1,382**	**1,382**
Non-current portion	**1,511**	**1,511**

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2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 10. LEASES (CONTINUED) (b) Lease liabilities (Continued) The maturity analysis of lease liabilities is as follows: Less than 1 year 1 to 2 years 2 to 5 years Over 5 years Total RM B’000 RM B’000 RM B’000 RM B’000 RM B’000 As at 31 December 2020 Lease liabilities 1,364 1,429 707 – 3,500 As at 30 June 2021 Lease liabilities 1,382 1,340 171 – 2,893 (c) The amounts recognised in profit or loss in relation to leases are as follows: Six months ended 30 June 2021 2020 RMB’000 RMB’000 (Unaudited ) ( Unaudited) Interest on lease liabilities 75 27 Depreciation charge of right-of-use assets (Note 6) 667 201 Expense relating to short-term leases or low-value leases (included in cost of sales and administrative expenses) (Not e 6) 75 156 Total a mount recognised in profit or loss 817 384

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2021

11. INVESTMENT IN A JOINT VENTURE

	As at 30 June 2021 RMB'000 (Unaudited)	As at 31 December 2020 RMB'000 (Audited)
Share of net assets	**14,411**	14,773
Impairment of investment in a joint venture	**(9,036)**	(9,036)
	5,375	5,737

Particulars of the Group's joint venture are as follows:

	Paid-up capital	Place of registration and operation	Principal activity	Percentage of ownership interest attributable to the Group
Henan Qingning Apartment Management Co. Ltd. 河南青檸公寓管理有限公司 ("Qingning Apartment")	RMB10,000,000	PRC	Property leasing	51%

Qingning Apartment is accounted for as a joint venture of the Group because the Group is unable to control the relevant activities of Qingning Apartment under the articles of association of Qingning Apartment.

In view of indication of impairment arising from operating losses of Qingning Apartment, the directors of the Company determined the recoverable amount of investment as of 30 June 2021 in Qingning Apartment for impairment test purposes. The recoverable amount of the investment in Qingning Apartment has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by the management.

During the six months ended 30 June 2021, the directors of the Company determine that there was no impairment loss recognised (31 December 2020: RMB2,949,000).

54

2021 Interim Report

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2021

12. INVESTMENTS IN ASSOCIATES

	As at 30 June 2021 RMB'000 (Unaudited)	As at 31 December 2020 RMB'000 (Audited)
Share of net assets	**1,716**	1,357
Impairment of investment in associates	**–**	–
	1,716	1,357

Particulars of the Group's main associate are as follows:

	Paid-up capital	Place of registration and operation	Principal activity	Percentage of ownership interest attributable to the Group
Handan Gangcheng Property Services Co. Ltd. 邯鄲市鋼城物業服務有限公司 ("**Gangcheng**")	RMB3,333,300	PRC	Property management and related services	40%

On 30 April 2020, the Group acquired 40% equity interest of Handan Gangcheng Property Services Co. Ltd. ("**Gangcheng**") for a consideration of RMB1,386,000. The Group has one seat in board of directors of Gangcheng, as well as the 40% equity voting rights, therefore the Group has ability to exercise significant influence over Gangcheng. Thus, Gangcheng was accounted as an associate using equity method.

55

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 13. TRADE AND BILLS RECEIVABLES As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (Unaudited ) (Audited ) Trade receivables – Related parties (Note 19) 85,511 140,511 – Third parties 133,80 1 107,82 9 219,312 248,340 Less: a llowance for impairment of trade receivables (18,77 1) (13,67 1) 200,541 234,669 Bills re ceivable 11,58 8 4,16 0 212,129 238,82 9 Trade receivables mainly arise from property management services, value-added services and predelivery and consulting services. Property management services, value-added services and pre-delivery and consulting services is received in accordance with the terms of the relevant agreements, which is due for payment upon the issuance of demand note.

2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 13. TRADE AND BILLS RECEIVABLES (CONTINUED) An ageing analysis of the trade receivables, based on the invoice date and net of impairment, is as follows: As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (Unaudited ) (Audited ) Within 1 year 110,828 181,018 1 to 2 years 63,754 33,150 2 to 3 years 18,030 16,175 3 to 4 years 6,280 2,921 4 to 5 years 642 946 Over 5 years 1,00 7 45 9 Total 200,54 1 234,66 9 As at 30 June 2021, the carrying amounts of trade receivables approximated their fair values (31 December 2020: Same).

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 14. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (U naudited) (Audited) Non-current Prepayments – Re lated parties (Note 19) (Note (i)) 89,073 89,073 Current Prepayments – Related parties (Note 19) 170 491 – Th ird parties 11,585 7,019 11,755 7,510 Deposits – Related parties (Note 19) (Note (ii)) 192,496 – – Th ird party 5,131 7,761 197,627 7,761 Other receivables – Related parties (Note 19) 3,909 3,750 – Th ird party 26,109 5,143 30,018 8,893 Less: a llowance for impairment of other receivables (1,052) (1,341) 238,348 22,823

2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 14. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (CONTINUED) Notes: (i) Non-current prepayment represented the payment in advance to a fellow subsidiary of the Group for the purchase of investment properties in accordance with the underlying contract signed in 2018. (ii) Deposits mainly represented the refundable earnest money paid to Ultimate Holding Company for acting as the exclusive sales partner of the designated car parking spaces and holding the exclusive sales right in accordance with the car parking space exclusive sales cooperation agreement (the “Agreement”) dated 17 September 2020. Such deposit is paid by instalments within the specified period in accordance with the Agreement and the deposit is refundable by portions that corresponds with the agreed sales rate of the designated car parking spaces. The Group is entitled to the refund of remaining earnest money even it fails to meet any of the agreed sales rates when the Agreement expires on 31 December 2021. Detail of the above transaction are set out in the announcement and circular of the Company dated 17 September 2020 and 30 October 2020. 15. CASH AND CASH EQUIVALENTS As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (U naudited) (Audited) Time deposits 387,800 537,800 Cash a nd bank balances 407,058 311,340 794,858 849,140 At the end of the reporting period, the time deposits and cash and bank balances of the Group denominated in RMB amounted to RMB647,514,000 (31 December 2020: RMB723,497,000). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. Cash and bank balance earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 16. TRADE PAYABLES As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (U naudited) (Audited) Trade payables – Related parties (Note 19) 1,390 985 – Third parties 75,71 8 43,05 0 77,108 44,035 As at 30 June 2021, the carrying amounts of trade payables approximated their fair values (31 December 2020: Same). The trade payables are non-interest-bearing and are normally settled on 90-day terms. The ageing analysis of trade payables based on the invoice date was as follows: As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (U naudited) (Audited) Within 1 year 73,972 42,571 1 to 2 years 2,126 971 2 to 3 years 455 40 Over 3 years 55 5 45 3 77,108 44,03 5

2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 17. OTHER PAYABLES AND ACCRUALS As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (U naudited) (Audited) Other payables – Related parties (Note 19) 23,144 16,047 – Deposits and temporary receipts from third parties 102,584 120,025 – Othe rs 46,871 29,606 172,599 165,678 Payroll payables 21,156 33,919 Other taxes payable 11,347 13,951 205,102 213,548 18. SHARE CAPITAL During the six months ended 30 June 2021, 18,000,000 ordinary shares of HK$0.00001 each of the Company were issued at a price of HK$2.10 per share by way of placing. The proceeds of HK$37,800,000 (equivalent to approximately RMB31,654,000) representing the par value of the shares of the Company, were credited to the Company’s share capital, the remaining proceeds of approximately HK$37,160,000 (after deducting all the issuing expenses) (equivalent to approximately RMB31,118,000), were credited to share premium account. The new shares rank pari passu with the existing shares in all respects. During the six months ended 30 June 2020, the Company repurchased 500,000 ordinary shares of HK$0.00001 each on the Stock Exchange for a total consideration of HK$1,040,000 (equivalent to approximately RMB951,000). The repurchased shares were cancelled in July 2020. The repurchased shares were presented as treasury shares with amount of RMB951,000 as at 30 June 2020.

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 19. RELATED PARTY TRANSACTIONS (a) Name and relationship with related party The Ultimate Holding Company is Xinyuan Real Estate Co., Ltd.. (b) Material transactions with related parties Six months ended 30 June 2021 2020 RMB’000 RMB’000 (U naudited) ( Unaudited) Property management service fee – Subsidiaries of the Ultimate Holding Company 11,649 7,717 Value-added service fee – Subsidiaries of the Ultimate Holding Company 27,274 8,871 Pre-delivery consulting service fee – Subsidiaries of the Ultimate Holding Company 30,781 28,734 – Joint ventures of the Ultimate Holding Company 19 1,197 The related party transactions above also constitute continuing connected transactions as defined in Chapter 14A of the Rules Governing of the Listing of Securities on the Stock Exchange. The prices for the above service fees and other transactions were determined in accordance with the terms mutually agreed by the contract parties.

2021 Interim Report For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 19. RELATED PARTY TRANSACTIONS (CONTINUED) (c) Material related party transfers during the six months ended 30 June 2020 (i) The Group transferred cash of HK$120 million (equivalent to approximately RMB100.31 million) to the Ultimate Holding Company on 12 January 2021. On 29 June 2021, South Glory International Limited, a subsidiary of the Ultimate Holding Company, repaid HK$120 million (equivalent to approximately RMB99.82 million) to the Group on behalf of the Ultimate Holding Company. On 29 June 2021, the Group transferred cash of RMB100 million to Xinyuan (China) Real Estate Ltd. (“Xinyuan China”, a subsidiary of the Ultimate Holding Company) as partial earnest money pursuant to the Agreement mentioned in Note 14(ii). In addition, since 1 January 2021, the Group transferred cash aggregating to RMB62.08 million to various subsidiaries of the Ultimate Holding Company as additional earnest money pursuant to the above exclusive sales co-operation agreement. (ii) The Group transferred cash of RMB55 million to Qingning Apartment on 4 January 2021, and then on the same day Qingning Apartment remitted RMB55 million to Xinyuan China. The Group transferred cash of RMB30 million to Qingning Apartment on 15 January 2021, and then on the same day Qingning Apartment transferred cash of RMB30 million to Henan Xinyuan Guangsheng Real Estate Co., Ltd. (“Henan Xinyuan Guangsheng”, a subsidiary of the Ultimate Holding Company). On 19 April 2021, Xinyuan China partially repaid RMB35 million to Qingning Apartment, and Qingning Apartment partially repaid RMB35 million to the Group. Hence Qingning Apartment owed RMB50 million to the Group, and Xinyuan China and Henan Xinyuan Guangsheng owed RMB20 million and RMB30 million to Qingning Apartment, respectively. On 25 March 2021, Xingyang Xinyuan Real Estate Co., Ltd. (“Xingyang Xinyuan”, a subsidiary of the Ultimate Holding Company) transferred cash of RMB50 million to the Group.  On 29 March 2021, Xingyang Xinyuan transferred Xingyang Xinyuan’s receivable from the Group of RMB50 million to Qingning Apartment, and hence the Group has a payable of RMB50 million to Qingning Apartment. Xingyang Xinyuan confirmed that such transfer of receivable to Qingning Apartment was for the settlement of the payables of Xinyuan China and Henan Xinyuan Guangsheng to Qingning Apartment of RMB20 million and RMB30 million, respectively. Hence, Qingning Apartment’s receivable from Xinyuan China and Henan Xinyuan Guangsheng of RMB20 million and RMB30 million, respectively, were settled. Subsequently the Group agreed with Qingning Apartment for the offset of the Group’s receivable from Qingning Apartment of RMB50 million against the Group’s payable to Qingning Apartment of RMB50 million. Hence the Group’s receivable from and payable to Qingning Apartment of the same amount of RMB50 million were settled.

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 19. RELATED PARTY TRANSACTIONS (CONTINUED) (c) Material related party transfers during the six months ended 30 June 2020 (Continued) (iii) On 21 January 2021, the Group transferred cash of approximately RMB10.77 million to Henan Xinyuan Guangsheng as additional prepayment for the purchase of various car parks of International New City project for an aggregate consideration of RMB19.3 million, which was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners. (iv) On 31 January 2021, the Group prepaid approximately RMB1.83 million to Zhengzhou Xinnan Real Estate Co., Ltd (“Zhengzhou Xinnan”, a subsidiary of the Ultimate Holding Company) for the purchase of various car parks of International New City project for a consideration of approximately RMB39.35 million by offsetting against the Group’s property management fee receivable from Zhengzhou Xinnan. Such purchase was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners. (v) In January 2021, the Group transferred cash in aggregate of approximately RMB4.32 million to Mingyuan Landscape Engineering Co., Ltd. (“Mingyuan Landscape”, a subsidiary of the Ultimate Holding Company) as certain prepayment for the purpose of providing sales referral services to Mingyuan Landscape in respect of various car parks of Jinan International City Garden project which Mingyuan Landscape purchased from another subsidiary of the Ultimate Holding Company at a consideration of approximately RMB11.9 million. The Group earned service fees based on the price differentials between the purchase price of Mingyuan Landscape and the relevant selling prices upon the sales of such car parks to the project property owners.

2021 Interim Report

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2021

19. RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Material related party transfers during the six months ended 30 June 2020 (Continued)

(vi) Henan Xinyuan Real Estate Co., Ltd. (**"Henan Xinyuan Real Estate"**, a subsidiary of the Ultimate Holding Company) transferred cash in aggregate of approximately RMB41.06 million to the Group on 24 February 2021 and on the same day the Group transferred cash of approximately RMB27.55 million and RMB13.51 million to Zhengzhou Xinnan and Henan Xinyuan Guangsheng, respectively.

Henan Xinyuan Real Estate confirmed to the Group that the above fund transfers by the Group to Zhengzhou Xinnan and Henan Xinyuan Guangsheng respectively were conducted by the Group on behalf of Henan Xinyuan Real Estate at Henan Xinyuan Real Estate's instruction. Hence no receivable from Zhengzhou Xinnan and Henan Xinyuan Guangsheng by the Group, and no payable to Henan Xinyuan Real Estate by the Group shall arose from the above cash transfers.

(vii) In February 2021, the Group transferred cash of RMB5 million to Changsha Xinyuan Wanzhuo Real Estate Co, Ltd (a subsidiary of the Ultimate Holding Company) as partial prepayment for the purchase of various car parks of Changsha Xinyuan Splendid project at a consideration of RMB8.76 million, which was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners.

(d) Key management compensation

Compensations for key management including directors and chief executive is set out below:

	Six months ended 30 June	
	2021	2020
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Salaries, allowances and benefits	**2,054**	2,204
Discretionary bonuses	**1,158**	480
Share-based payment*	**3,775**	5,067
Pension scheme contributions	**66**	11
	7,053	7,762

* Share-based payment included above was related to the restricted shares granted pursuant to the restricted share award scheme, and represented the expense recognised in profit or loss during the periods.

65

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 19. RELATED PARTY TRANSACTIONS (CONTINUED) (e) Balances with related parties As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (U naudited) (Audited) Receivables from related parties Trade receivables (Note 13) – Subsidiaries of the Ultimate Holding Company 84,590 134,911 – Associates of the Ultimate Holding Company – 5,508 – A joint venture the Ultimate Holding Company 861 – – An associate of the Group 44 91 – A joint venture of the Group 16 – Contract assets – Subsidiaries of the Ultimate Holding Company 21,423 9,011 – An associate of the Group 1,537 2,620 Deposits (Note 14) – Subsidiaries of the Ultimate Holding Company 192,496 – Other receivables (Note 14) (Note (i)) – Subsidiaries of the Ultimate Holding Company 3,725 3,641 – Associates of the Group 182 109 – A joint venture of the Group 2 – Prepayments (non-current) (Note 14) – A subsidiary of the Ultimate Holding Company 89,073 89,073 Prepayments (current) (Note 14) – Subs idiaries of the Ultimate Holding Company 170 491 Total r eceivables from related parties 394,119 245,455

2021 Interim Report NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION For the six months ended 30 June 2021 19. RELATED PARTY TRANSACTIONS (CONTINUED) (e) Balances with related parties (Continued) As at 30 June 2021 As at 31 December 2020 RMB’000 RMB’000 (U naudited) (Audited) Payables to related parties Trade payables (Note 16) – Subsidiaries of the Ultimate Holding Company 1,390 985 Other payables (Note 17) (Note (ii)) – Subsidiaries of the Ultimate Holding Company 23,125 16,039 – An associate of the Ultimate Holding Company 19 – – An associate of the Group – 8 Contract liabilities – Subsidiaries of the Ultimate Holding Company 8,967 3,275 – Associates of the Ultimate Holding Company – 599 – Joint ventures of the Ultimate Holding Company – 204 Total p ayables to related parties 33,501 21,110 Notes: (i) Other receivables due from subsidiaries of the Ultimate Holding Company, associates and a joint venture of the Group were unsecured and interest-free and repayable on demand. (ii) Other payables due to subsidiaries and an associate of the Ultimate Holding Company and an associate of the Group were unsecured, interest-free and repayable on demand. 20. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS Management has assessed that the fair values of cash and cash equivalents, financial assets included in prepayments, deposits and other receivables, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short term maturities of these financial instruments.

Xinyuan Property Management Service (Cayman) Ltd. For the six months ended 30 June 2021 NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION 21. EVENTS AFTER THE REPORTING PERIOD (i) On 13 August 2021, the Group and Henan Xinyuan Real Estate entered into a loan agreement (“Loan agreement-1”), pursuant to which the Group agreed to grant a loan up to RMB48,000,000 (“Loan-1”) to Henan Xinyuan Real Estate at an interest rate of 8% per annum. Such loan shall be repaid in August 2023. One indirectly wholly-owned subsidiary of Ultimate Holding Company agreed to provide an irrevocable and unconditional guarantee for such Loan-1 loan. (ii) On 27 September 2021, the Company and the Ultimate Holding Company entered into a property exclusive sales cooperation agreement (the “Property Exclusive Sales Cooperation Agreement”), pursuant to which the Ultimate Holding Company and its subsidiaries excluding the Group for the purpose of the Property Exclusive Sales Cooperation Agreement agreed to designate the Group as the exclusive sales partner of designated properties for the cooperation period and grant an exclusive sales right (the “Exclusive Sales Right”) to the Group for the implementation of the arrangement under the exclusive sales cooperation. Pursuant to the Property Exclusive Sales Cooperation Agreement, the Group shall pay the Ultimate Holding Company and its subsidiaries a refundable earnest money of RMB190,300,000 in instalments as the deposit for being such exclusive sales partner and holding the Exclusive Sales Right. (iii) On 27 September 2021, the Group and Henan Xinyuan Real Estate entered into a loan agreement (“Loan agreement-2”), pursuant to which the Group agreed to grant a loan up to RMB200,000,000 (“Loan-2”) to Henan Xinyuan Real Estate at an interest rate of 8% per annum. Such loan shall be repaid in September 2023. One indirectly wholly-owned subsidiary of Ultimate Holding Company agreed to provide an irrevocable and unconditional guarantee for Loan-2. (iv) On 30 September 2021, (a) the parties to the Property Exclusive Sales Cooperation Agreement mutually agreed not to proceed with the transactions contemplated under the Property Exclusive Sales Cooperation Agreement and entered into termination agreement to terminate such agreement; and (b) the parties to Loan agreement-2 mutually agreed not to proceed with the transactions contemplated under Loan agreement-2 and entered into termination agreement to terminate such agreement. 22. APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS These interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on 30 September 2021.